SonoSite.

04026024

MOBILIZING ULTRASOUND



ANNUAL REPORT 2003

PE
12-31-03

ARS

existing TITAN systems by purchasing a memory flashcard. During 2004, we are adding cardiology and shared services capabilities to TITAN.



TITAN reveals exquisite facial and anatomical detail of a 24-week fetus.

Shared service capabilities are of particular importance as we grow operations in international markets where customers often require both radiology and cardiology capabilities in a single system.

2003 FINANCIAL Performance

While the company made significant progress in many respects in 2003, we also confronted some significant challenges in both our domestic and international markets. Chief among these was the nearly 80% revenue decline in Japan caused by management changes in our partner there. Even so, the Company's total revenue grew 16% to $84.8 million in 2003 compared with 2002, propelled by strong growth of 23% in the U.S. and 44% in Europe. Sales of the TITAN system, as well as a higher proportion of our sales derived from direct operations, helped boost gross margin to 63.5% compared with 59.2% in the prior year.



TITAN color Doppler illuminates reverse bloodflow caused by an incompetent heart valve.

Our net loss declined by 77% to $1.8 million or $0.12 per share compared with $7.7 million or $0.59 per share in 2002. Cash, cash equivalents and investments totaled $61.0 million at year-end compared to $65.8 million at the end of 2002.

Our goal in 2004 is to increase revenue by 25% and achieve profitability for the year as a whole. To build the foundation for long-term growth and sustainable profitability, we believe it is essential to continue to lead the HCU market. It has been our priority to grow the business by expanding sales channels and driving our products into as many medical applications as possible. During 2004 we plan to selectively accelerate some investments in sales, new market initiatives and research and development.



180 Series
Industry's first all-digital, hand-carried systems that brought ultrasound to the point-of-care.

Recruiting top talent also remains an important strategy for realizing our goals. In 2003 we added significant depth to our management team in human resources, marketing and international sales. In addition we strengthened our board with the appointment of Robert G. Hauser, M.D., F.A.C.C., president, Cardiovascular Services Division of Abbot Northwestern Hospital. Dr. Hauser's broad business experience and expertise in cardiovascular medicine will play a crucial role in advising SonoSite on growth strategies as we extend our technology and sales efforts into key markets. We believe these investments in talent will yield important benefits in the years to come.

EXPANDING the Global Network

We now sell direct in the United States, the United Kingdom, Germany, France and Spain. Together with our distributor network we are able to reach customers in over 70 countries.

International sales account for approximately 40% of total revenue. We recently announced the opening of subsidiaries in Tokyo, Japan, Sydney, Australia and Toronto, Canada. Ultrasound expenditures in these countries are estimated to approximate $500 million annually. Their clinicians are sophisticated users of ultrasound and we will be able to better serve them by establishing a direct presence as well as optimize our growth potential. We recruited highly respected and experienced ultrasound managers to head up our efforts in these countries.

The situation in Japan provided us with an opportunity to completely reassess our approach to this large, promising market. As of early this year we had received the necessary licenses from the Japanese government to sell the TITAN and 180 series in our name, with the iLook® approval in process, and were finalizing a multi-partner approach to address this market. Our new subsidiary will manage business operations in that country.

CAPTURING the Opportunity

For the first time, industry analysts began to track the growth of the HCU market and conservatively estimated that it accounted for $160 million in worldwide sales in 2003. SonoSite is recognized as the undisputed market leader and as offering the broadest product line. Industry analysts expect this market to more than triple to $550 million by 2010. Although some of this growth is coming at the expense of cart-based systems as the mobility and price-to-performance ratio makes HCU an attractive alternative to the larger systems, most of the growth is coming from new clinical applications and users of ultrasound. Based on our experience, we believe that the HCU market potential is only beginning to be realized with cumulative penetration under 10% in most segments.


The 180PLUS visualizes the distended walls and a blood clot in this aortic aneurysm.


iLook Series
First application-specific, all-digital ultrasound tools for vascular access and abdominal imaging.

Our vision is that hand carried ultrasound will ultimately proliferate throughout the health care system, much like it has at a hospital which ordered 24 SonoSite systems for vascular access, special procedures, anesthesia, surgery, the cath lab, imaging center, ICU, neonatal, ER, labor/delivery and cardiology.

In defining our opportunity, we classify clinical markets into the following broad categories:

- **Mobile Diagnostics** – Currently the largest sector, it could be said that SonoSite is "mobilizing" the $3.5 billion ultrasound market by bringing the benefits of HCU into the clinic and hospital to perform traditional diagnostic ultrasound examinations in the imaging center as well as at the point-of-care. This sector also includes emerging clinical applications such as emergency medicine. Although, we have not targeted the traditional ultrasound market per se, which is the province of the large cart-based systems, increasingly it is coming to us, particularly now with TITAN's enhanced performance and expanded capabilities. The innovations SonoSite is bringing to ultrasound in terms of clinical utility, ease of use and durability are changing health care system procurement requirements because our products save money, time and give clinicians the freedom to deliver more care.

- **Visual Procedures Assist** – The second major segment is using ultrasound to guide medical interventions such as a biopsy in office surgery or the insertion of a intravenous line or catheter for drug infusion in the intensive care unit or anesthesia in the operating room.


3.7

iLook 25 helps ensure accurate, safe insertion of a venous catheter.

We believe this market may account for approximately 20% of the overall demand for HCU today and is being driven by the adoption of medical standards, such as in the United Kingdom, recommending ultrasound guidance to increase the accuracy of these procedures and enhance patient safety.

- **Imaging Physical** – Industry estimates do not include the potential we see for expansion into primary medicine. In a pilot project incorporating a SonoSite visual examination with the annual physical involving over 12,000 patients, participating physicians believe that lives were almost certainly saved by the early detection and treatment of cancer, kidney failure, carotid artery disease, asymptomatic aortic aneurysms and other serious health conditions. If only 10% of the approximate 225,000 U.S. primary care physicians were to adopt ultrasound into their practice, it would represent a significant additional market opportunity for SonoSite. We plan to take initial steps to enter this market in 2004.

Innovation remains the wellspring of our market leadership. SonoSite's third generation digital technology is planned for completion this year with commercialization in 2005. The higher levels of electronic integration is expected to double performance capability on a single ASIC microchip while reducing power requirements by half – a technological inflection point for SonoSite – and we believe, for the ultrasound industry. This milestone will provide the basis of a completely scalable ultrasound architecture that will support a range of products from systems dramatically reduced in size and customized for specific clinical applications to multi purpose systems the size of TITAN with greater levels of performance.

By all measures, the HCU market is entering an accelerating growth phase with tremendous untapped potential. SonoSite is making the investments in technology and market development to lead and capture this growth.

My thanks and appreciation to all SonoSite employees and to our clinical and business partners whose hard work, creativity and dedication made possible our progress this year. Our thanks to you, our shareholders, for your continued support.

Kevin M. Goodwin
President and CEO
March 15, 2004

SonoSite®

March 9, 2004

Dear Shareholder:

You are cordially invited to attend the 2004 Annual Meeting of Shareholders of SonoSite, Inc., which will be held on Tuesday, April 27, 2004, at 8:00 a.m., local time, at SonoSite's principal executive offices at 21919 30th Drive S.E., Bothell, Washington 98021-3904.

At the annual meeting, you will be asked to consider and vote to elect nine directors to SonoSite's board of directors and to ratify the appointment of KPMG LLP as our independent accountants for the year ending December 31, 2004.

SONOSITE'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS AND "FOR" RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS.

You should read carefully the accompanying notice of annual meeting of shareholders and the proxy statement for additional related information.

To be sure that your shares are properly represented at the meeting, whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope, or vote through the telephone or Internet voting procedures described on the proxy card. Your stock will be voted in accordance with the instructions you have given in your proxy. If you attend the annual meeting, you may vote in person if you wish, even though you previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

Sincerely,

Kevin M. Goodwin
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT.
WE URGE YOU TO VOTE USING TELPHONE OR INTERNET VOTING IF AVAILABLE TO YOU, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD.

SONOSITE, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

This proxy statement is being furnished to holders of shares of common stock of SonoSite in connection with the solicitation of proxies by our board of directors for use at our 2004 annual meeting of shareholders to be held at SonoSite's principal executive offices at 21919 30th Drive S.E., Bothell, Washington 98021-3904, at 8:00 a.m., local time, on Tuesday, April 27, 2004. Matters to be considered at the annual meeting are set forth in the accompanying notice of annual meeting of shareholders. It is expected that the notice of annual meeting of shareholders, proxy statement and accompanying form of proxy will be mailed to shareholders on March 25, 2004.

Record Date; Shares Entitled to Vote; Vote Required

Only our shareholders of record at the close of business on March 10, 2004, are entitled to notice of and to vote at the annual meeting. On that date, there were 14,684,349 shares of common stock outstanding. The number of shareholders of record of our common stock on March 10, 2004 was 3,316. This figure does not include the number of shareholders whose shares are held by a broker or clearing agency, but does include each such brokerage house or clearing agency as one holder of record.

Revocability of Proxies

Shares represented at the annual meeting by properly executed proxies will be voted at the annual meeting and, where the shareholder giving the proxy specifies a choice, the proxy will be voted in accordance with the specification so made. A proxy may be revoked by a shareholder at any time either by:

- filing with the Secretary of SonoSite, prior to the annual meeting, either a written revocation or a duly executed proxy bearing a later date or
- attending the annual meeting and voting in person, regardless of whether a proxy has previously been given.

Presence at the annual meeting will not revoke the shareholder's proxy unless such shareholder votes in person.

Quorum and Voting

You will be entitled to one vote per share of common stock that you hold. Action may be taken on a matter submitted to shareholders at the annual meeting only if a quorum exists. The presence, in person or by proxy, of one-third of the outstanding shares of common stock entitled to vote as of the close of business on the record date constitutes a quorum. Abstentions and broker non-votes will count toward establishing a quorum. Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote the shares. Because custodians will have discretionary voting authority with respect to election of directors and the ratification of the independent auditors, there will be no broker non-votes with respect to the election of directors or ratification of the appointment of the independent auditors.

Under applicable law and SonoSite's restated articles of incorporation and amended and restated bylaws, if a quorum is present at the annual meeting, the nine nominees for election of directors who receive the greatest number of votes cast for the election of directors by shares present in person or represented by proxy and entitled to vote shall be elected directors. You are not entitled to cumulative voting rights in the election of directors.

The affirmative vote of the holders of shares representing a majority of the votes cast at the annual meeting, in person or by proxy, is required to ratify the appointment of the independent auditors.

Your shares will be voted in accordance with the instructions you indicate when you submit your proxy. If you submit a proxy, but do not indicate your voting instructions, your shares will be voted as follows:

- FOR the election of the director nominees listed in this proxy statement;
- FOR the ratification of the appointment of KPMG LLP as independent auditors for the fiscal year ending December 31, 2004; and
- At the discretion of the proxy holders, upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Voting by Mail. By signing and returning the enclosed proxy card according to the instructions provided, you are enabling the individuals named on the proxy card, known as "proxies," to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way your shares will be voted even if you are unable to attend the meeting.

Voting by Telephone. You may be able to vote by telephone. If so, instructions are included with your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

Voting on the Internet. You may be able to vote on the Internet. If so, instructions are included with your proxy card. If you vote on the Internet, you do not need to complete and mail your proxy card.

Voting in Person at the Meeting. If you plan to attend the annual meeting and vote in person, we will provide you with a ballot at the meeting. If your shares are registered directly in your name, you are considered the shareholder of record, and you have the right to vote in person at the meeting. If your shares are held in the name of your broker or other nominee, you are considered the beneficial owner of shares held in your name. In that case, and if you wish to vote at the meeting, you will need to bring with you to the meeting a legal proxy from your broker or other nominee authorizing you to vote these shares.

Electronic Delivery of Proxy Statement and Annual Report

This proxy statement and the 2003 annual report are available on our Internet site at http://investor.sonosite.com. Most shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose this option and save SonoSite the cost of producing and mailing these documents by following the instructions provided on your proxy card or following the instructions provided when you vote over the Internet.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access SonoSite's proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time. You do not have to elect Internet access each year.

Householding

We have adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission, or SEC. Under this procedure, a single copy of the annual report and proxy statement will be sent to any household at which two or more shareholders reside. Any one of the shareholders at a shared address may notify Automatic Data Processing, Inc., or ADP, either by calling toll free at (800) 542-1061 or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, if such shareholder wishes to receive additional copies of this proxy. This procedure reduces our printing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

If you are a shareholder of record and share an address with one or more other shareholders of record, and you wish to continue to receive separate annual reports, proxy statements and other disclosure documents, or you wish to request delivery of a single copy of our annual reports, proxy statements and other disclosure documents, you can do so by contacting ADP, either by calling toll free at (800) 542-1061 or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from or added to the householding program within 30 days of receipt of the revocation of your consent.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

Solicitation of Proxies

Proxies may be solicited by our directors, officers and regular employees, without payment of any additional compensation to them. Proxies may be solicited in person, by mail or telephone. Any costs relating to such solicitation will be borne by us. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of common stock for their expenses in forwarding solicitation materials to beneficial owners.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the annual meeting, nine directors are to be elected to hold office for a term of one year and, in each case, until his successor shall be elected and shall qualify. The board of directors has no reason to believe that any of the nominees listed below will be unable to serve as a director. If, however, any nominee becomes unavailable, the proxies will have discretionary authority to vote for a substitute nominee.

Unless authority to do so is withheld, the persons named as proxies in the accompanying proxy will vote "FOR" the election of the nominees listed below.

The following table sets forth the name and age of each nominee for election as a director, the positions and offices held by the nominee with SonoSite and the period during which the nominee has served as a director of SonoSite.

Nominees

Name	Age	Positions and Offices With SonoSite	Director Since
Kirby L. Cramer	67	Chairman of the Board of Directors (non-executive)	1998
Kevin M. Goodwin	46	President, Chief Executive Officer and Director	1998
Edward V. Fritzky	53	Director	1998
Steven R. Goldstein, M.D.	53	Director	1998
Robert G. Hauser, M.D.	64	Director	2004
William G. Parzybok, Jr.	62	Director	1998
Jeffrey Pfeffer, Ph.D.	57	Director	1998
Richard S. Schneider, Ph.D.	63	Director	2001
Jacques Souquet, Ph.D.	57	Director	1998

Kirby L. Cramer has served as our non-executive Chairman of the Board since April 1998. Since 1991, Mr. Cramer has served as Chairman Emeritus of Hazleton Laboratories Corporation, a contract biological and chemical research laboratory, which was acquired by Corning Inc. in 1987. He also served as Chairman of Northwestern Trust Company, a private wealth management company, from 1993 until 2002, when it was acquired by Harris Trust Company, a private wealth management company. Since the acquisition, he has served as non-executive Chairman of Harris Trust Company. From 1968 to 1987, Mr. Cramer served as Chief Executive Officer of Hazleton Laboratories Corporation. In addition to the above, Mr. Cramer serves as non-executive Chairman of Corus Pharma, Inc., a private biotechnology company, and is a member of the boards of directors of Harris Bank, N.A., a private national bank, DJ Orthopedics Corporation, an orthopedic device company, and Landec Corporation, a material sciences company. Mr. Cramer holds a B.A. degree from Northwestern University and a M.B.A. degree from the University of Washington and is a graduate of the Harvard Business School's Advanced Management Program.

Kevin M. Goodwin has served as our President, Chief Executive Officer and a director since April 1998. From February 1997 to April 1998, Mr. Goodwin served as Vice President and General Manager of ATL Ultrasound, Inc.'s handheld systems business group. From August 1991 to February 1997, Mr. Goodwin served as Vice President and General Manager of ATL Ultrasound's businesses in Asia, the Pacific and Latin America. From 1987 to August 1991, Mr. Goodwin served in a variety of sales positions at ATL Ultrasound. From 1980 to 1987, Mr. Goodwin served in various management positions with American Hospital Supply, Picker International and Baxter Healthcare Corporation, all medical equipment and supply distributors. Mr. Goodwin holds a B.A. degree from Monmouth College, with an emphasis on hospital management, and attended the Executive Program at the Stanford Graduate School of Business.

Edward V. Fritzky has served as a director of SonoSite since April 1998. Mr. Fritzky served as Chairman of the Board and Chief Executive Officer of Immunex Corporation, a biotechnology company, from January 1994 until the merger of Immunex with Amgen Inc. in July 2002. Mr. Fritzky is currently a member of the board of directors of Amgen. From 1992 to 1994, he served as President of Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical and chemical company. Mr. Fritzky was Vice President of Lederle Laboratories from 1989 to 1992. Prior to joining Lederle Laboratories, he was an executive at Searle Pharmaceuticals, Inc., a subsidiary of the Monsanto Company, a pharmaceutical and chemical company. During his tenure at Searle, Mr. Fritzky was Vice President, Marketing for the United States and later President and General Manager of Searle Canada, Inc., a joint venture with Lorex Pharmaceuticals. Mr. Fritzky also serves on the boards of directors of Geron Corporation, a biopharmaceutical company, and Jacobs Engineering Group, Inc., an engineering and construction services company. Mr. Fritzky holds a B.A. degree from Duquesne University and is a graduate of the Advanced Executive Program at the J.L. Kellogg Graduate School of Management at Northwestern University.

Steven R. Goldstein, M.D. has served as a director of SonoSite since April 1998. Since 1995, he has served as Professor of Obstetrics and Gynecology at New York University School of Medicine. Since July 1980, Dr. Goldstein has held various positions as a doctor of Obstetrics and Gynecology at New York University Medical Center, serving as Director of Gynecological Ultrasound since 1994, and as Co-Director of Bone Densitometry for the Department of Obstetrics and Gynecology since 1997. Dr. Goldstein holds an M.D. degree from New York University School of Medicine and completed his residency in Obstetrics and Gynecology at New York University-affiliated hospitals in 1980.

Robert G. Hauser, M.D., has served as a director of SonoSite since February 2004. Since 2003, he has served as President of Cardiovascular Services Division of Abbot Northwestern Hospital. Dr. Hauser has been a senior consulting cardiologist at the Minneapolis Heart Institute since 1992, and has served as Executive Director since July 1994 and President since February 1997. From 1987 to 2003, he was the director of Pacemaker Surveillance Clinic, Minneapolis Heart Institute. Dr. Hauser served as President of the Cardiovascular Services Division of Abbott Northwestern Hospital from May 1995 until November 1996. From 1988, Dr. Hauser served as President and Chief Executive Officer of Cardiac Pacemakers, Inc., and continued as its Chairman and Chief Executive Officer until 1992 following its acquisition by Guidant. Dr. Hauser is a fellow of the American College of Cardiology and a founding member and chairman of the Heart Rhythm Society (NASPE). He received a B.S. degree from the University of Cincinnati and an M.D. degree from the College of Medicine at University of Cincinnati.

William G. Parzybok, Jr. has served as a director of SonoSite since May 1998. From February 1991 to July 1998, Mr. Parzybok was Chairman of the Board and Chief Executive Officer of Fluke Corporation, a manufacturer of electronic test and measurement instruments. From 1988 to 1991, he served as Vice President and General Manager of various groups of Hewlett-Packard Company, a computer hardware and instrument manufacturer. Mr. Parzybok is a director of WRQ, Inc., a private software company, and Marned Corporation, a private development company. Mr. Parzybok holds B.S. and M.S. degrees from Colorado State University.

Jeffrey Pfeffer, Ph.D. has served as a director of SonoSite since April 1998. He is the Thomas D. Dee II Professor of Organizational Behavior at the Graduate School of Business at Stanford University, where he has been a faculty member since 1979. He also served on the faculty at the University of Illinois and the

University of California at Berkeley and served as the Thomas Henry Carroll-Ford Foundation Visiting Professor of Business Administration at Harvard Business School. Dr. Pfeffer is a member of the boards of directors of Actify, Inc., a private three-dimensional software company, Audible Magic Corporation, a private internet software company, and Unicru, Inc., a private application service provider of hiring management systems. Dr. Pfeffer holds B.S. and M.S. degrees from Carnegie Mellon University and a Ph.D. degree from Stanford University.

Richard S. Schneider, Ph.D. has served as director of SonoSite since April 2001. From October 1990 until his retirement in June 1999, Dr. Schneider was general partner of Domain Associates in Princeton, New Jersey, a venture capital management firm focused on life sciences. From April 1986 to July 1990, he served as Vice President of 3i Ventures Corporation, a venture capital company. From June 1983 to December 1986, he served as President of Biomedical Consulting Associates, a biomedical products consulting company. From 1967 to June 1983, he was Vice President and founder of Syva Corporation, a diagnostics company that was part of Syntex Corporation, a pharmaceutical company. Dr. Schneider is a member of the boards of directors of Landec Corporation, a material sciences company, Selective Genetics Inc., a private gene therapy company, and AvanViva, a DNA tools company. Dr. Schneider holds a B.S. degree in chemistry from the University of California, Berkeley and a Ph.D. degree in organic chemistry from the University of Wisconsin. Dr. Schneider also completed post-doctoral studies at the Massachusetts Institute of Technology and attended the Stanford Graduate School of Business.

Jacques Souquet, Ph.D. has served as a director of SonoSite since April 1998. Dr. Souquet served as Chief Technology Officer of Philips Medical Systems from January 2001 to mid-2002. Prior to that, Dr. Souquet served as Chief Technology Officer and Senior Vice President for Product Generation at ATL Ultrasound, which was acquired by Philips Medical Systems in September 1998. Dr. Souquet received a High Engineering Degree from Ecole Superieure d'Electricite of Paris, France, a Ph.D. degree from Orsay University of France in the field of optical memory, and a second Ph.D. degree from Stanford University in the field of new acoustic imaging techniques for medical ultrasound applications and nondestructive testing.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES

Director Compensation

Directors who are employees of SonoSite do not receive any fee for their services as directors. Directors who are not employees of SonoSite are paid an annual retainer of $20,000 plus $1,000 for each board of directors meeting attended and $500 for each executive committee meeting attended. Any nonemployee director serving as Chairman of the Board is paid an additional annual retainer of $20,000. We also reimburse directors for reasonable expenses they incur in attending meetings of the board.

Directors are eligible to receive options to purchase shares of our common stock under our 1998 Stock Option Plan, or 1998 Plan. Effective April 29, 2003, each nonemployee director, including the Chairman, automatically receives an option to purchase 15,000 shares of our common stock on the date of his or her initial election or appointment as director. Each nonemployee director, including the Chairman, thereafter receives an option to purchase 10,000 shares of our common stock immediately following the next year's annual meeting of shareholders (provided such director did not receive an initial grant upon appointment to the board of directors in that same year), and following each annual meeting of shareholders thereafter for as long as the director serves on our board. All options have an exercise price equal to the fair market value of the common stock on the date of grant. Options vest in full and become exercisable 12 months after the date of grant, assuming a director's continued service on our board of directors during this time. Options expire on the tenth anniversary of the date of grant, subject to earlier termination if a director ceases to be a director. Immediately prior to a merger, consolidation, liquidation or similar reorganization of SonoSite, an option granted under the 1998 Plan may be exercised in whole or in part, regardless of whether the vesting schedule for the options has been satisfied.

Information on Committees of the Board of Directors and Meetings

The board of directors has established an executive committee, a compensation committee, an audit committee and a nominating and corporate governance committee. Each of these committees is responsible to the board of directors and, except to the extent that sole authority over a particular matter has been granted to such committee, its activities are subject to approval of the board. The charters for each of the committees can be viewed on the Internet via our website at www.sonosite.com. The functions performed by these committees are summarized below.

In 2003, there were four meetings of the board of directors. Each board member attended at least 75% of the aggregate of the meetings of the board and of the committees on which he served. All directors attended our 2003 annual meeting of shareholders.

Executive Committee. The executive committee is appointed by the board of directors to support it in the performance of its duties and responsibilities in intervals between regularly scheduled meetings of the board of directors. Under our bylaws and subject to certain limitations imposed by state law, the executive committee possesses and may exercise, during the intervals between meetings of the board, the powers of the board in the management of the business and affairs of SonoSite with respect to matters referred to it by the board of directors for deliberation or action. However, the executive committee has no authority to act with respect to the following:

- The submission to shareholders of any action that needs shareholder approval under applicable laws and regulations;
- The filling of vacancies on the board of directors or on any committee of the board of directors or the removal of members of the board of directors or any committee of the board of directors;
- The adoption, amendment or repeal of our bylaws or restated articles of incorporation or any resolutions of the board of directors;
- The appointment of any member of the Committee;
- The issuance of any equity or debt security or the declaration of stock or cash dividends, stock rights or stock splits, of any kind;
- The matters or powers conferred upon other committees of the board of directors; and
- Any capital expenditure of any kind in excess of $1,000,000.

At each board meeting, the executive committee must make a report to the board of all action taken by it since its last report to the board. The members of the executive committee are Messrs. Cramer (Chairman), Goodwin, Fritzky and Parzybok and Dr. Schneider. There were four executive committee meeting in 2003.

Compensation Committee. The compensation committee has been delegated by the board of directors to oversee all significant aspects relating to SonoSite's compensation policies and programs, including recommending director and officer compensation. The compensation committee's responsibilities include:

- Reviewing and approving compensation and benefits for directors and our executive officers;
- Administering our incentive compensation and benefits plans;
- Reviewing and approving corporate and individual goals and objectives relevant to the compensation of our officers;
- Evaluating the performance of our executive officers in light of individual and corporate goals and objectives; and
- Making recommendations to the board of directors regarding such matters.

The members of the compensation committee are Drs. Schneider (Chairman), Goldstein, Hauser and Souquet and Mr. Cramer. There were four compensation committee meetings in 2003.

Audit Committee. The audit committee is appointed by the board of directors to assist the board of directors in fulfilling its oversight responsibilities. The Committee is governed by an audit committee charter adopted by the board of directors that may be amended by the board of directors at any time, in which case the most current version will be available on our web site at http://www.sonosite.com. The audit committee's primary duties and responsibilities include:

- Appointing and retaining our independent auditors, approving all audit, review and attest services to be provided by the independent auditors and determining the compensation to be paid for such services;
- Overseeing the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;
- Overseeing the qualifications, independence and performance of our independent auditors and internal auditing department;
- Providing an avenue of communication, including a meeting summary as part of regular board of directors meetings, among the independent auditors, management, the internal auditing department, and the board of directors;
- Providing a means for processing complaints and anonymous submissions by employees of concerns regarding accounting or auditing matters; and
- Monitoring compliance with legal and regulatory requirements.

The members of the audit committee are Messrs. Parzybok (Chairman) and Fritzky and Dr. Pfeffer. The board of directors has determined that all members of the audit committee meet the independence requirements of both Nasdaq and the SEC and have designated Mr. Parzybok as SonoSite's "audit committee financial expert," as defined by the in Rule 401(h) of Regulation S-K promulgated by the SEC. Mr. Parzybok's biographical summary is included under "Proposal One: Election of Directors — Nominees" on page 4 There were five audit committee meetings in 2003.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is appointed by the board of directors to help ensure that the board of directors is appropriately constituted to meet its fiduciary obligations to SonoSite and its shareholders. A complete description of the Committee's functions is provided in its written charter, which is accessible via our website at www.sonosite.com. The nominating and corporate governance committee's primary duties and responsibilities include:

- Identifying individuals qualified to become directors and selecting, or recommending that the board of directors select, director nominees for election at our annual meetings of shareholders;
- Overseeing the annual assessment of each director;
- Overseeing the assessment of board of directors committee membership and structure;
- Monitoring the independence of directors under Nasdaq Stock Market listing requirements;
- Reviewing corporate succession plans for the chief executive officer and other officers; and
- Establishing director qualifications and the selection criteria for new directors.

As stated in our corporate governance principles posted on our website at www.sonosite.com, among the characteristics to be considered by the nominating and corporate governance committee in evaluating director candidates are professional background, business experience, judgment and integrity, familiarity with the healthcare industry and technical expertise. To the extent practicable, candidates for open director seats are selected on the principle that relevant business and industry experience is beneficial to the board of directors as a whole. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the board of directors and its committees, as well as the nature and time involved in a director's service on other boards.

The nominating and corporate governance committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If there is a vacancy on the board of directors as a result of a resignation or otherwise, or if the board of directors decides not to re-nominate a member for re-election, the nominating and corporate governance committee then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board of directors are polled for suggestions as to individuals meeting the criteria described above. The board of directors may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third-party search firm, if necessary.

In accordance with our bylaws and applicable law, recommendations for nominations for directors may be made by any shareholder of record entitled to vote for the election of directors at shareholder meetings held for such purpose. The requirements a shareholder must follow for recommending persons for election as directors are set forth in our bylaws and the section of this proxy statement titled "Deadline for Receipt of Shareholder Proposals for 2005 Annual Meeting." If a shareholder complies with these procedures for recommending persons for election as directors, the committee will conduct the appropriate and necessary inquiries into the backgrounds, qualifications and skills of the recommended candidates and, in the exercise of the committee's independent judgment in accordance with the policies and procedures adopted in the committee's charter, will determine whether to recommend the candidates recommended by the shareholders to the board of directors for inclusion in the list of candidates for election as directors at the next shareholder meeting held to elect directors.

Director nominee Robert G. Hauser, M.D. was submitted for consideration by the Chairman of the Board, Kirby Cramer, to the Committee, which nominated him for election to our board of directors.

The nominating and corporate governance committee currently consists of Messrs. Fritzky (Chairman), Cramer and Parzybok and Dr. Schneider, all of whom are independent directors within the meaning of the Nasdaq Marketplace Rules. The nominating and corporate governance committee held two meetings in 2003; all members attended both meetings.

Director Independence

The board of directors has determined that each of the following directors is an "independent director" as such term is defined in Marketplace Rule 4200(a)(15) of the National Association of Securities Dealers: Kirby L. Cramer, Edward V. Fritzky, Steven R. Goldstein, M.D., Robert G. Hauser, M.D., William G. Parzybok, Jr., Jeffrey Pfeffer, Ph.D., Richard S. Schneider, Ph.D. and Jacques Souquet, Ph.D.

Executive Sessions

Our corporate governance principles require that at each board of directors meeting, and at such other times as determined by the Chairman or as required by applicable law, the independent directors shall meet separately in executive session without management present.

Shareholder Communications with the Board of Directors

The Board maintains a process for shareholders to communicate with the board of directors. Shareholders wishing to communicate with the board of directors should send any communication to Secretary, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. The Secretary will forward such communication to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

Code of Conduct

In February 2004, the board of directors adopted a code of conduct to guide our officers, directors and employees in complying with the law and maintaining the highest standards of ethical conduct. All of our employees must carry out their duties in accordance with the policies set forth in the code of conduct and with applicable laws and regulations. The code of conduct also sets forth our procedures for reporting possible wrongdoing to executive management and establishes a confidential procedure for reporting to the audit committee. A copy of the code of conduct can be accessed on the Internet via our website at www.sonosite.com.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee during the year ended December 31, 2003 were Drs. Schneider (Chairman), Goldstein and Souquet and Mr. Cramer. No member of the compensation committee served during the year ended December 31, 2003, as a member of the compensation committee or board of directors of any entity that has one or more executive officer serving as a member of our compensation committee or board of directors.

EXECUTIVE OFFICERS

Our executive officers and their ages as of December 31, 2003, are as follows:

Name	Age	Positions	Officer Since
Kevin M. Goodwin	46	President, Chief Executive Officer and Director	1998
Bradley G. Garrett	53	Chief Operating Officer	2000
Michael J. Schuh	43	Vice President — Finance, Chief Financial Officer and Treasurer	2000
Kathryn Surace-Smith	45	Vice President, General Counsel and Secretary	2002
Daniel S. Walton	49	Vice President and General Manager, The Americas	2000

Kevin M. Goodwin's biographical summary is included under "Proposal One: Election of Directors — Nominees" on page 2.

Bradley G. Garrett was named chief operating officer in October 2003 and oversees product strategy, research and development, product management, manufacturing and service. Garrett joined SonoSite in April 2000 as chief customer fulfillment officer, overseeing our manufacturing operations for the Company including contract manufacturing integration. Prior to joining SonoSite, Garrett was vice president of operations for Laughlin-Wilt Group. From 1995 to 1997, he was vice president of operations for Advanced Input Devices. From 1988-1995, Garrett served as director of systems operations for ATL Ultrasound, a diagnostic ultrasound manufacturer. Garrett holds a master's degree in business administration and a bachelor of arts degree, both from the University of Oregon in Eugene, Oregon.

Michael J. Schuh has served as Vice President — Finance and Chief Financial Officer since July 2000, and as Treasurer since February 2003. From July 2000 to October 2002, Mr. Schuh also served as Secretary. Previously, Schuh was with Leasetec Corporation in Boulder, Colorado for approximately 14 years. He held the position of vice president of finance and was responsible for financial control and planning for nine worldwide business units. As director of strategic planning and acquisitions for Leasetec from 1995 to 1997, he evaluated acquisitions and joint venture opportunities, and organized the initiation of these operations overseas. Schuh also served in other roles for Leasetec including European finance director and corporate controller. He also has recently acted as chief financial officer and chief operating officer of Capital Associates in Lakewood, Colorado. Prior to Leasetec, Schuh served for four years as senior consultant for Deloitte Haskins & Sells in Denver, Colorado. Schuh holds a bachelor's degree in business administration from the University of Wisconsin in Madison, Wisconsin.

Kathryn Surace-Smith, Vice President, General Counsel and Corporate Secretary joined SonoSite in October 2002. From 1996 to August 2002, she was General Counsel at Metawave Communications, a telecommunications equipment provider. Prior to that, Surace-Smith served as International Counsel for Alcatel Telecom in Paris and as Counsel at the European Bank for Reconstruction and Development in London. After receiving her law degree from Columbia University in 1985, where she served as editor of the Columbia Law Review, she was in private practice with Gibson, Dunn & Crutcher from 1985 to 1992. She received her undergraduate degree from Princeton University.

Daniel S. Walton, Vice President and General Manager, The Americas, joined SonoSite in July 2000. Prior to joining SonoSite, Walton was senior corporate business manager with Philips Medical Systems North America. Walton joined ATL Ultrasound Inc. in 1984, in the cardiology division, and then moved on to MD Buyline as marketing director for the Pacific Northwest Region where he worked for six years. Walton rejoined ATL Ultrasound Inc. in 1993 to serve as manager of corporate accounts. With the acquisition of ATL by Philips Medical Systems in 1999, Walton was promoted to senior manager corporate business for Philips Medical Systems North America. Walton began his career in medical products with Baxter Healthcare in 1980. Walton holds a bachelor of arts degree from the University of Washington in Seattle, Washington and completed the Executive Program at the Kellogg School of Management in Evanston, Illinois.

EXECUTIVE COMPENSATION

Summary Compensation

The following summary compensation table sets forth information regarding compensation earned during 2003, 2002 and 2001 by our chief executive officer and our other executive officers whose salary and bonus exceeded $100,000 in 2003.

	Annual Compensation			Long-Term Awards	
Name and Principal Position	Year	Salary	Bonus	Common Stock Underlying Options (#)	All Other Compensation (1)
Kevin M. Goodwin	2003	$300,000	$ —	50,000	$21,385
President and Chief Executive Officer	2002	275,000	50,000	—	60,475
	2001	275,000	—	100,000	8,201
Bradley G. Garrett	2003	198,300	25,000	25,000	18,350
Chief Operating Officer	2002	195,000	29,500	20,000	9,325
	2001	180,000	—	10,000	1,151
Michael J. Schuh	2003	190,000	—	25,000	9,500
Vice President — Finance, Chief	2002	190,000	59,000	25,000	3,624
Financial Officer and Treasurer	2001	170,770	—	30,000	3,532
Kathryn Surace-Smith (2)	2003	166,265	32,500	20,000	5,111
Vice President, General Counsel and Secretary	2002	31,350	—	30,000	43
Daniel S. Walton	2003	186,250	—	20,000	31,390
Vice President and General Manager,	2002	165,000	70,397	20,000	9,884
The Americas	2001	159,300	—	30,000	7,716

(1) Unless otherwise indicated, "All Other Compensation" consists of employer-matching contributions made to the SonoSite 401(k) Retirement Savings Plan and group term life premiums paid by SonoSite, and for years 2002 and 2003, it also consists of accrued paid time off paid by SonoSite.

(2) Ms. Surace-Smith joined SonoSite on October 7, 2002, and her 2002 compensation reflects a partial year of service.

Option Grants in 2003

The following table sets forth information regarding stock options granted to our executive officers named in the summary compensation table above during the year ended December 31, 2003.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2003 (1)	Exercise Price Per Share (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
					5%	10%
Kevin M. Goodwin	50,000(4)	9.30	$16.025	04/29/13	$503,902	$1,276,986
Bradley G. Garrett	25,000(4)	4.65	16.025	04/29/13	251,951	638,493
Michael J. Schuh	25,000(4)	4.65	16.025	04/29/13	251,951	638,493
Kathryn Surace-Smith	20,000(4)	3.72	16.025	04/29/13	201,561	510,794
Daniel S. Walton	20,000(4)	3.72	16.025	04/29/13	201,561	510,794

(1) Based on a total of 537,750 options granted to employees during 2003.

(2) The exercise price per share is the average of the high and low sales prices of our common stock as reported on the date of grant by the Nasdaq National Market.

(3) The assumed rates of appreciation are prescribed by the SEC for illustrative purposes only and are not intended to forecast or predict future stock prices.

(4) Such options vest and become exercisable at the rate of approximately 2% monthly, commencing one month from the date of grant, with 100% vested and exercisable four years from the date of grant.

Option Exercises in 2003 and Year-End Values

The following table sets forth information regarding the value of outstanding options at December 31, 2003 by our executive officers named in the summary compensation table above. No options were exercised by such executive officers in 2003.

Name	Number of Securities Underlying Unexercised Options (#)		Value of Unexercised In-the-Money Options ($) (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin M. Goodwin	238,333	91,667	$2,755,045	$576,710
Bradley G. Garrett	74,166	60,834	232,767	330,058
Michael J. Schuh	70,416	69,584	177,486	384,014
Kathryn Surace-Smith	10,833	39,167	99,140	333,860
Daniel S. Walton	49,583	65,417	168,190	419,560

(1) The value of the unexercised options is calculated based on the closing price of our common stock as reported on the Nasdaq National Market on December 31, 2003, which was $21.49 per share.

Change-in-Control Arrangements

Change-in-Control Agreements. We have entered into change-in-control agreements with each of the named executive officers. These agreements are substantially similar to each other.

Upon a change in control, during the term of the agreement and as long as the executive continues to be employed, the executive will receive an annual base salary that is no less than the annual base salary in effect immediately before the change in control and an annual bonus equal to at least the average of the three annual bonuses paid to the executive in the three years prior to the change in control. The executive also will be entitled to continue participating in our employee benefit and welfare benefit plans and programs.

Following a change in control, if the executive is terminated for cause or due to the expiration of his or her change-in-control agreement, or if he or she terminates his employment for reasons other than for good reason (as defined in the agreement), the executive will receive only his or her salary and any accrued benefits for the period of service prior to such termination or expiration.

Following a change in control, if the executive's employment is terminated for any reason other than death or disability, or any reason other than for cause, or if the executive terminates his or her employment for good reason, the executive will receive:

- severance payments equal to two times the sum of (i) the executive's annual base salary in effect immediately prior to the date of the change in control or the date of termination, whichever salary is higher, unless the executive is a part-time employee on the date of termination, in which case the executive's annual base salary in effect on the date of termination will be paid, and (ii) a payment equal to the percentage of the executive's annual base salary to be paid under clause (i) above that was paid as a bonus for the fiscal year ended immediately prior to the change in control or, if no bonus was paid in the prior year or if the termination occurred prior to the determination of such percentage, a payment of 10% of the annual base salary to be paid under clause (i);
- a payment equal to the amount of any accrued benefits prior to the date of termination; and
- insurance benefits, at our expense, for a period of one year after the date of termination or a payment, at our option, equal to the cost of such benefits for this one-year period.

The agreement also provides for payments to the executive if the executive, following a change in control, suffers a disability while employed by us and provides for payments to the executive's estate if the executive dies while employed by us.

Each agreement provides for an initial term of two years, with automatic renewal for successive two-year terms on each annual anniversary date of the agreement, unless earlier terminated. If a change in control (as defined in the agreements) occurs, however, each agreement will expire two years after the change in control, unless earlier terminated. Each agreement may be earlier terminated:

- prior to a change in control, by us upon 30 days' prior written notice, so long as a change in control does not occur prior to the termination date set forth in the notice,
- prior to a change in control, by the executive upon 30 days' prior written notice, whether or not a change in control occurs prior to the termination date set forth in the notice, and
- after a change in control, by us or the executive upon 30 days' prior written notice.

1998 Plan. Under the 1998 Plan (and under our Management Incentive Compensation Plan, which incorporates the terms of the 1998 Plan with respect to stock options), upon a change in control each outstanding option will automatically become exercisable in full for the total remaining number of shares covered by the option. In addition, during the 90-day period following a change in control, an optionee may choose to receive cash equal to the difference between the exercise price of the option and the fair market value of a share of common stock of SonoSite as determined pursuant to the 1998 Plan, except during the six-month period prior to the change in control, in lieu of exercising the option and paying the option price. All restrictions on shares of restricted stock, if any are granted under the 1998 Plan, will lapse upon a change in control. These acceleration provisions apply to all outstanding options issued to all employees.

COMPENSATION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

The information contained in the following report of the compensation committee of our board of directors shall not be deemed to be "soliciting material" or "filed" with the SEC except to the extent that SonoSite specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The current members of the compensation committee of the board of directors are Richard S. Schneider, Ph.D. (Chairman), Steven R. Goldstein, M.D., Jacques Souquet, Ph.D. and Kirby L. Cramer, all of whom are independent nonemployee directors. All members served on the compensation committee for the entire year of 2003. The compensation committee is responsible for SonoSite's executive compensation program and for administering all stock option plans, including the 1998 Plan, under which stock option grants and other types of incentive compensation may be made to executive officers. On an annual basis, the compensation committee evaluates the performance and compensation of SonoSite's executive officers.

Our executive compensation philosophy is based on two key elements. The first is to attract and retain talented executive personnel by paying them market or a premium to market base salary. Offering market or premium to market base salary is designed to provide the executive personnel with the benefits of a stable base compensation that is comparable to what they would receive from most of our competitors. The second element is to provide executive personnel with a substantial equity position in the form of stock options. These stock options link individual compensation to individual contribution and company performance, and align the executives' financial interests with those of our shareholders.

Base Salaries. We determined at the time of our spin-off from ATL Ultrasound in April 1998 that our executive officers would not be eligible for an increase in base salary until 2000. In 2000, the compensation committee undertook a review of the compensation levels of our executive officers in comparison to executive salary information for publicly held medical device companies having market capitalization comparable to ours. It was then, and remains, our intention that once our executive officers' base salaries were brought up to a level representing market or a premium to market base salary, we would make adjustments as necessary to maintain them at market or a premium to market, but we would not otherwise routinely increase our executive officers' base salaries.

In January 2003, we engaged a consulting firm to evaluate our executive officers' base salaries relative to the market and recommend any adjustments to them. In July 2003, based on the consulting firm's evaluation, the compensation committee reviewed our executive officer base salaries and, after considering performance during the previous year, recommended to the board adjustments in the base salaries of some of our executive officers. The 2003 salaries of the named executive officers are shown in the "Salary" column of the executive compensation table. In 2003, the compensation committee recommended a base salary increase for Mr. Goodwin to $325,000 based on company performance and competitive market data provided by the consulting firm that was hired to evaluate our executive compensation.

Bonuses. The compensation committee may recommend to the board cash bonuses to our executives based on attaining both corporate and individual goals established at the beginning of each year. For fiscal year 2003, the compensation committee recommended cash bonuses of $25,000 for Mr. Garrett and $32,500 for Ms. Surace-Smith.

Stock Option Grants. Stock options are granted to provide a long-term incentive opportunity that is directly linked to increases in shareholder value. Generally, options are granted with an exercise price at least equal to the market value of the common stock on the date of grant and have 10-year terms. Options granted prior to October 22, 2002 are generally exercisable in 25% annual increments beginning one year from the date of grant. In October 2002, the compensation committee recommended to the board, and the board approved, a change in the vesting schedule for employee option grants in order to make the terms of our options consistent with prevailing market practice. Beginning on October 22, 2002, initial options granted to new employees vest and become exercisable 25% on the one-year anniversary of the date of hire, and then vest approximately 2%

monthly thereafter, with the options becoming 100% vested and exercisable four years from the employee's date of hire. Option grants made to employees who have been employed by us for at least one year, vest approximately 2% per month, commencing one month from the date of grant, with 100% vested and exercisable four years from the date of grant. The compensation committee considers the performance of the officers during the past year when determining the amount of options to be granted to them.

During 2003, we granted options to purchase 140,000 shares of SonoSite stock to the executive officers named in the summary compensation table as follows: Mr. Goodwin received 50,000 options, Messrs. Garrett and Schuh each received 25,000 options, and Ms. Surace-Smith and Mr. Walton each received 20,000 options. These options were granted in connection with our annual review of officer compensation.

The compensation committee has adopted a policy with respect to the application of Section 162(m) of the Internal Revenue Code, which generally imposes an annual corporate deduction limitation of $1,000,000 on the compensation of our executive officers. Pursuant to Section 162(m), compensation above $1,000,000 may be deducted if it is "performance-based compensation" within the meaning of the Code and approved by our shareholders. The compensation committee expects that the cash compensation that SonoSite will pay to each of its executive officers will be below $1,000,000, and the compensation committee believes that stock options granted under the 1998 Plan will qualify as "performance-based compensation" pursuant to Section 162(m).

Compensation Committee

Richard S. Schneider, Ph.D. (Chairman)
Kirby L. Cramer
Steven R. Goldstein, M.D.
Robert G. Hauser, M.D.
Jacques Souquet, Ph.D.

AUDIT COMMITTEE REPORT

The information contained in the following report of the audit committee of our board of directors shall not be deemed to be "soliciting material" or "filed" with the SEC except to the extent that SonoSite specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The audit committee of the board of directors is composed of William G. Parzybok, Jr. (Chairman), Edward V. Fritzky and Jeffrey Pfeffer, Ph.D. Our board of directors has determined that all audit committee members are "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and as defined in Rule 4200(a)(15) of the National Association of Securities Dealers *Marketplace Rules*. Messrs. Parzybok and Fritzky and Dr. Pfeffer served on the audit committee for the entire year of 2003. The audit committee operates under a written charter, adopted by the board of directors, and as revised on October 21, 2002 and February 11, 2004. We are in compliance with the listing standards of the National Association of Securities Dealers, Inc. on audit committee charters and composition.

Our management is responsible for our internal controls and the financial reporting process. Our independent auditor, KPMG LLP, is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for issuing a report on its audit. The audit committee's responsibility is to monitor and oversee these processes. In addition, the audit committee recommends to the full board of directors the selection of our independent auditors.

In this context, the audit committee has met and held discussions with management and the independent auditors. In addition, the members of the audit committee individually reviewed our financial statements before their filing with the SEC in our periodic reports on Forms 10-Q and 10-K. Management represented to the audit committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee reviewed and discussed the consolidated financial statements with management and the independent auditors. The audit committee met with the independent auditors, without management present, to discuss the results of its audit, the evaluation of our internal controls and the overall quality of our financial reporting. The audit committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

The audit committee also reviewed with our independent auditors the written disclosures required by the Independence Standards Board's Standard No. 1, "Independence Discussions with Audit Committees," and considered the compatibility of non-audit services with the auditors' independence. During 2003, the audit committee pre-approved all audit and non-audit services provided by our independent auditors.

Based on the audit committee's discussion with management and the independent auditors and its review of the representation of management and the report of the independent auditors to the audit committee, the audit committee recommended that the board include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC.

Audit Committee

William G. Parzybok, Jr. (Chairman)
Edward V. Fritzky
Jeffrey Pfeffer, Ph.D.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on shares of SonoSite's common stock with the cumulative total return of the Nasdaq National Market, U.S. Index and the Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks Index for the period beginning on April 7, 1998, and ending on December 31, 2003.


$300.00
$275.00
$250.00
$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
4/7/1998
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
SonoSite, Inc.
Nasdaq US Index
Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks Index

	4/07/98	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
SonoSite, Inc.	$100.00	$ 94.32	$287.50	$115.91	$233.55	$118.82	$195.36
Nasdaq National Market, U.S. Index	$100.00	$123.22	$229.00	$137.81	$109.32	$ 75.53	$113.16
Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks Index	$100.00	$103.79	$125.70	$130.44	$142.26	$115.20	$170.23

Assumes $100 invested in shares of SonoSite's common stock, the Nasdaq National Market, U.S. Index and the Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks Index, with all dividends reinvested. Stock prices shown above for the common stock are historical and not indicative of future price performances.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for those persons, we believe that during the 2003 fiscal year, all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as otherwise noted, the following table summarizes information regarding the beneficial ownership of our outstanding common stock as of February 20, 2004, for:

- each person or group that we know owns more than 5% of the common stock,
- each of our directors,
- each of our executive officers named in the summary compensation table, and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. As of February 20, 2004, 14,627,722 shares of common stock were issued and outstanding. The officers and directors in the following table can be reached at our principal offices.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
State of Wisconsin Investment Board (1) 121 East Wilson Street Madison, WI 53702	1,920,800	13.13%
WM Advisors, Inc. (1) 1201 Third Avenue, 22nd Floor Seattle, WA 98101	1,295,088	8.85
Kopp Investment Advisors, LLC (1)(2) 7701 France Avenue South, Suite 500 Edina, MN 55435	1,195,250	8.17
Brown Capital Holdings Incorporated (1)(3) 901 South Bond Street, Suite 400 Baltimore, MD 21231	1,190,090	8.14
Kevin M. Goodwin (4)	271,760	1.86
Kirby L. Cramer (5)	114,632	*
Bradley G. Garrett (6)	90,729	*
Michael J. Schuh (7)	80,479	*
Jacques Souquet, Ph.D. (8)	56,889	*
Daniel S. Walton (9)	50,933	*
Jeffrey Pfeffer, Ph.D. (10)	47,800	*
William G. Parzybok, Jr. (11)	47,000	*
Edward V. Fritzky (12)	41,000	*
Steven R. Goldstein, M.D. (6)	30,000	*
Richard S. Schneider, Ph.D. (6)	25,000	*
Kathryn Surace-Smith (6)	12,083	*
Robert G. Hauser, M.D. (13)	—	—
All directors and executive officers as a group (12 people) (14)	868,305	5.94

* Less than one percent.

(1) Based on publicly available information as of December 31, 2003.

(2) Kopp Investment Advisors, LLC is wholly owned by Kopp Holding Company, LLC, which is controlled by LeRoy C. Kopp though Kopp Holding Company.

(3) Includes 244,415 shares held by clients of Brown Investment Advisory and Trust Company, to which Brown Capital Holdings Incorporated is a parent holding company, and 945,674 shares owned by clients of Brown Investment Advisory Incorporated, a wholly-owned subsidiary of Brown Investment Advisory and Trust Company.

(4) Includes 241,458 shares subject to options exercisable within 60 days of February 20, 2004 and 10,602 shares held in individual retirement accounts.

(5) Includes 70,000 shares subject to options exercisable within 60 days of February 20, 2004 and 2,000 shares held by Mr. Cramer's spouse.

(6) Represents shares subject to options exercisable within 60 days of February 20, 2004.

(7) Includes 76,979 shares subject to options exercisable within 60 days of February 20, 2004 and 1,000 shares held in an individual retirement account.

(8) Includes 40,000 shares subject to options exercisable within 60 days of February 20, 2004.

(9) Includes 50,833 shares subject to options exercisable within 60 days of February 20, 2004 and 100 shares held in an individual retirement account.

(10) Includes 40,000 shares subject to options exercisable within 60 days of February 20, 2004 and 7,800 shares over which Dr. Pfeffer and his spouse share voting and dispositive power.

(11) Includes 40,000 shares subject to options exercisable within 60 days of February 20, 2004.

(12) Includes 40,000 shares subject to options exercisable within 60 days of February 20, 2004.

(13) Dr. Hauser joined the board of directors in February 2004 and therefore holds no options exercisable within 60 days of February 20, 2004.

(14) Includes 757,082 shares subject to options exercisable within 60 days of February 20, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with ATL Ultrasound. One of our directors, Jacques Souquet, Ph.D., retired in 2002 from his position as an executive officer of Philips Medical Systems, which acquired all of the outstanding shares of ATL in 1998. In connection with our spin-off from ATL, we entered into the following agreements with ATL that govern our relationship and provide for the allocation of certain liabilities and obligations arising from periods prior to the spin-off:

Technology Transfer and License Agreement. We entered into a technology transfer and license agreement with ATL. Under this agreement, we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology.

As part of this agreement, we also entered into a cross-license whereby we have the exclusive right to use technology existing on the distribution date or developed by ATL during the three-year period following the Distribution Date in ultrasound devices weighing 15 pounds or less, and ATL has the exclusive right to use our technology existing on the Distribution Date or developed by us during the same three-year period in ultrasound devices weighing more than 15 pounds. On April 6, 2003, this license became nonexclusive and, except for the patented technology of each party, extends to all ultrasound devices regardless of weight.

Our license from ATL bears a royalty equivalent to a percentage of the net sales of ultrasound products under 15 pounds that use ATL technology. Royalty payments are required through September 2007. If, prior to April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors, we will be required to pay $75 million to ATL.

Change-in-Control Agreements With our Executive Officers. We have entered into change-in-control agreements with Messrs. Garrett, Goodwin, Schuh and Walton and Ms. Surace-Smith, our executive officers. See "Executive Compensation—Change-in-Control Arrangements."

We believe that the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Any future transactions between us and our officers, directors, principal shareholders and their affiliates will be subject to approval by a majority of our board of directors, including a majority of our independent and disinterested directors, and will be on terms that we believe are no less favorable to us than would be available from independent third parties.

PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS

KPMG LLP has been recommended by the audit committee of the board for reappointment as our independent auditors. KPMG LLP has been our independent auditors since 1998. The firm is registered with the Public Company Accounting Oversight Board. The board of directors has appointed KPMG LLP as our independent auditors for the year ending December 31, 2004.

Shareholder ratification of the selection of KPMG LLP as our independent auditors is not required by our bylaws or otherwise. However, the board of directors is submitting the appointment of KPMG LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of SonoSite and its shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the appointment of KPMG LLP.

A representative of KPMG LLP is expected to be present at the annual meeting and will have the opportunity to make a statement, if the representative so desires. The representative will be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS.

FEE DISCLOSURES

The following chart shows the aggregate fees billed to SonoSite by KPMG LLP for professional services in the named categories for the years ended December 31, 2003 and December 31, 2002:

	Fiscal Year 2003	Fiscal Year 2002
Audit fees (1)	$249,000	$359,000
Audit-related fees (2)	11,000	12,000
Tax fees (3)	49,000	96,000
All other fees (4)	4,000	31,000
Total	$313,000	$498,000

(1) Audit fees consisted of professional services rendered in connection with the audit of the Company's annual financial statements, reviews of the financial statements included in the Company's quarterly reports on Form 10-Q, statutory audits and reviews of documents filed with the SEC. Additionally, audit fees for 2002 also consisted of approximately $159,000 for professional services rendered in connection with the registration and issuance of securities.

(2) Audit-related fees for 2003 and 2002 consisted of professional services rendered in connection with the audit of SonoSite's 401(k) benefit plan.

(3) Tax fees for 2003 and 2002 consisted of professional services rendered for the review of tax returns and consultations on various tax matters.

(4) All other fees consisted of consultations relating to foreign stock option and statutory profit plans.

The audit committee's charter provides that the committee meet and will pre-approve all audit services and all permissible nonaudit services to be performed for SonoSite by its independent auditors. Our audit committee has determined that KPMG LLP's rendering of all other nonaudit services is compatible with maintaining auditor independence.

OTHER BUSINESS

The board of directors does not intend to present any business at the annual meeting other than as set forth in the accompanying notice of annual meeting of shareholders and has no present knowledge that any others intend to present business at the annual meeting. If, however, other matters requiring the vote of the shareholders properly come before the annual meeting or any adjournment or postponement thereof, the persons named in the accompanying proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

Shareholder proposals intended for inclusion in the proxy materials for our 2005 annual meeting must be received by us no later than November 25, 2004 (the anniversary date of this year's proxy mailing minus 120 days).

Pursuant to our bylaws, shareholders that intend to present a proposal that will not be included in the proxy materials must give written notice of the proposal to us no fewer than 90 days prior to the date of the 2005 annual meeting. If our 2005 annual meeting is scheduled for a date earlier than the first Tuesday in May, however, such notice must be given within ten days after our first public disclosure of the scheduled meeting date. In addition, if we receive notice of a shareholder proposal after February 8, 2005 (the anniversary date of this year's proxy mailing minus 45 days), the persons named as proxies in the proxy materials will have discretionary authority to vote on such shareholder proposal. Such proposals should be directed to the Secretary, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021-3904.

ANNUAL REPORT AND FORM 10-K

A copy of our combined annual report to shareholders and annual report on Form 10-K for the year ended December 31, 2003 accompanies this proxy statement. If you did not receive a copy, you may obtain one without charge by writing or calling Investor Relations, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021-3904, (425) 951-1200.

By Order of the Board of Directors

Kathryn Surace-Smith
Vice President, General Counsel and Secretary

Bothell, Washington
March 12, 2004

Whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope, or vote through the telephone or Internet voting procedures described on the proxy card. You may revoke your proxy at any time prior to the annual meeting. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so automatically by voting in person at the meeting.

Thank you for your attention to this matter. Your prompt response will greatly facilitate arrangements for the annual meeting.

(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from __________ to __________.

Commission file no. 0-23791

SONOSITE, INC.

(Exact name of registrant as specified in its charter)

Washington	91-1405022
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

21919 30th Drive S.E.
Bothell, WA 98021-3904
(425) 951-1200

(Address and telephone number of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common stock, $0.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held by nonaffiliates of the registrant, based on the closing sale price of the registrant's Common Stock on June 30, 2003 as reported on the Nasdaq National Market, was $247,535,054.

As of March 5, 2004, there were 14,668,784 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in 2004, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

(This page intentionally left blank.)

SONOSITE, INC.

ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

		Page No.
PART I		2
Item 1.	Business	2
	Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price	11
Item 2.	Properties	23
Item 3.	Legal Proceedings	23
Item 4.	Submission of Matters to a Vote of Security Holders	24
PART II		25
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	25
Item 6.	Selected Financial Data	26
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	34
Item 8.	Financial Statements and Supplementary Data	35
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	59
Item 9A.	Controls and Procedures	59
PART III		60
Item 10.	Directors and Executive Officers of the Registrant	60
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management	60
Item 13.	Certain Relationships and Related Transactions	60
Item 14.	Principal Accountant Fees and Services	60
PART IV		61
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	61

Trademarks

SonoSite®, the stylized SonoSite logo, iLook®, SonoHeart®, SonoKnowledge®, SiteStand®, SitePack® and SiteCharge® are all registered trademarks of SonoSite, Inc. TITAN™, SonoSite 180PLUS™, OnSite™ and The Imaging Physical™ are trademarks of SonoSite, Inc. All other brand names, trademarks or service marks referred to in this report are the property of their owners.

PART I

Our disclosure and analysis in this report and in our 2003 Annual Report to shareholders, of which this report is a part, contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements in this report include, without limitation:

- information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;
- statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;
- statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available bank borrowings to meet these requirements;
- other statements about our plans, objectives, expectations and intentions; and
- other statements that are not historical facts.

Words such as "believe," "anticipate," "expect" and "intend" may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties, and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this report.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Also note that we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business under the caption "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" in this report. These are risks that could cause our actual results to differ materially from those anticipated in our forward-looking statements or from our expected or historical results. Other factors besides the risks, uncertainties and possibly inaccurate assumptions described in this report could also affect actual results.

ITEM 1. BUSINESS

Overview

We are a leading worldwide developer of high-performance, hand-carried ultrasound imaging systems for use in a variety of clinical applications and settings. Our proprietary technologies have enabled us to design hand-carried diagnostic ultrasound systems that combine all-digital, high-resolution imaging with advanced features and capabilities traditionally found on cart-based ultrasound systems. We believe that the mobility, high clinical utility, durability, ease of use and cost-effectiveness of our products are expanding existing markets and will create new markets for ultrasound imaging by bringing ultrasound out of the imaging center to other clinical settings and to the point-of-care such as the patient's bedside or the physician's examining table.

The size and complexity of traditional cart-based ultrasound systems typically require a physician or highly trained clinician to perform the examination in a centralized imaging department, such as a hospital's radiology department. By providing ultrasound at the primary point-of-care, our easy-to-use systems can eliminate delays associated with the referral process and enable physicians to use ultrasound more frequently and in a wider variety of clinical settings. This increased accessibility creates the potential for enhanced patient care through earlier diagnosis of diseases and conditions.

Our products are used for imaging in a variety of medical specialties, such as radiology, obstetrics and gynecology, emergency medicine, surgery, cardiology, internal medicine and vascular medicine. Our current products include the SonoSite TITAN™ system, for general imaging and cardiology applications, the SonoSite 180PLUS™ system, for general ultrasound imaging, and the SonoHeart ELITE, specifically configured for cardiovascular applications. The iLook 25 imaging tool is designed to provide visual guidance for physicians and nurses while performing vascular access procedures and the iLook 15 imaging tool is designed to provide visual imaging of the chest and abdomen for physicians and nurses while performing other procedures and examinations. Our TITAN, SonoSite 180PLUS and SonoHeart ELITE products are used together with any of our transducers that are designed for specific clinical applications. Our iLook products each have a single transducer for specific clinical applications. We first shipped our newest product, the SonoSite TITAN, in June 2003.

We were formerly a division of ATL Ultrasound, Inc., or ATL. On April 6, 1998, we were spun-off as an independent, publicly owned Washington corporation to further the development and commercialization of high-performance, hand-carried ultrasound imaging systems. ATL retained no ownership in us following the spin-off. We entered into a technology transfer and license agreement with ATL pursuant to which we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight. We sold our first products in September 1999.

Industry Background

Ultrasound emerged as a safe and noninvasive method to provide real-time, dynamic images for medical, soft-tissue imaging purposes in the late 1950s. Initially, ultrasound was used to assess the general shape, size and structure of internal soft tissues and organs. As ultrasound technology evolved, leading to improved functionality and image quality, ultrasound imaging expanded as a diagnostic tool in radiology, obstetrics and gynecology and cardiology. In recent years, technological advances have greatly improved the image quality of ultrasound systems and substantially increased their diagnostic utility, encouraging growth in ultrasound procedure volume. Our products enable high-performance ultrasound imaging by traditional users in the clinic and at the point-of-care and expand hand-carried ultrasound to emergency medicine, surgery and vascular medicine. Prior to our products' availability, however, high quality images could be produced only by physicians or highly trained clinicians using heavier and more expensive traditional cart-based ultrasound imaging systems.

Ultrasound uses low power, high frequency sound waves to provide noninvasive, real-time images of the body's soft tissue, organs and blood flow. Ultrasound can be cost effective by eliminating the need for more invasive and expensive procedures and allowing for earlier diagnosis of diseases and conditions. To generate an ultrasound image, a clinician places the transducer on the skin or in a body cavity near the targeted area. Tissues and bodily fluids reflect the sound waves emitted by the transducer, which also receives these reflections. Based on these reflections, the ultrasound system's beamformer measures and organizes the sound waves and produces an image for visual examination, using digital or analog signal processing or a combination of the two. Digital signal processing technology, such as that used by our products, allows an ultrasound system to obtain and process greater amounts of information. Accordingly, digital ultrasound systems produce higher resolution images than analog and hybrid analog/digital ultrasound machines.

Standard ultrasound imaging produces a two-dimensional image that physicians use to diagnose and monitor disease states and conditions by analyzing the relative shading and texture of tissues and organs. This is known as grayscale imaging or two-dimensional imaging. Color Doppler technology expands standard ultrasound imaging by generating a colorized image showing the presence, direction and velocity of blood flow through the body, including the chambers and valves of the heart.

Our Markets

According to a study published by Klein Biomedical Consultants, Inc. for 2003, the worldwide ultrasound market is approximately $3.5 billion. Radiology or general imaging is the largest clinical segment and accounts for approximately 40% of this market. Cardiology and obstetrics/gynecology account for approximately 25% and 20%, respectively. Vascular medicine and other applications account for the remaining 15%. The U.S. market represents approximately 35% of the total $3.5 billion worldwide market. Another important clinical segment identified as shared services exists within the international market. This market is comprised of systems configured to perform both radiology and cardiology examinations and accounts for approximately 20% of the international market, or an estimated $460 million. We believe that lower cost, high-performance hand-carried systems, such as ours, will increasingly be used to replace higher-priced cart-based ultrasound systems for existing users as well as to accelerate the proliferation of ultrasound to new users.

In 2003, for the first time, industry analysts began to separately track the market for hand-carried ultrasound (HCU). According to 2003 estimates from Klein Biomedical Consultants, Inc. and Frost & Sullivan, SonoSite is recognized as the leader of this new HCU market that is considered to be the fastest growing segment of the worldwide market. HCU products are defined as approximately laptop size weighing 10 pounds or less. Worldwide sales of HCU products have grown from approximately $10 million in 1999, when SonoSite began shipping the first HCU products to estimated sales of $160 million in 2003. In 2003, the United States accounted for over half of these sales, Europe for approximately 20%, and Japan for 15%. Assuming the growth rate for the HCU market internationally is similar to that estimated by Frost & Sullivan for the U.S. in their 2003 published study, we expect the HCU worldwide market to reach $550 million by 2010. Although some of this growth may come at the expense of cart-based systems, we believe the majority of the growth will come from new clinical applications and new users of ultrasound due to the mobility and ease-of-use of HCU products. HCU is making possible new clinical uses of ultrasound in settings such as the physician's office, the emergency room and the surgical suite where the size, weight and complexity of cart-based systems made them difficult to use.

We see our clinical market opportunities in three major sectors—mobile diagnostic, visual procedure assist and the Imaging Physical™. The mobile diagnostic market accounted for approximately 80% of the HCU market in 2003 and includes the use of HCU for diagnostic examinations in radiology, cardiology, obstetrics/gynecology and vascular applications. It also includes emerging applications such as emergency medicine and surgery. Visual procedures accounted for approximately 20% of this market and consist of using ultrasound to guide medical interventions such as biopsies or line insertions in the operating room, critical care unit or physician's office. The third category, the Imaging Physical, is a market that is beginning to evolve. The Imaging Physical involves the use of ultrasound in the routine physical examination to screen for the early detection of disease. With an estimated 225,000 primary care physicians in the U.S., we believe that the imaging physical sector represents a significant additional market opportunity for SonoSite.

Our Strategy

Our goal is to lead in the design, development and commercialization of high-performance, hand-carried ultrasound imaging systems. Our strategy to reach that goal consists of the following key elements:

- **Build upon and maintain product and technology leadership.** We believe our products represent the most advanced technology in high-performance, hand-carried ultrasound systems. We are committed to continuing to build upon this technological advantage by continuing to enhance our existing products and to create new ones. As of December 31, 2003, we employed over 50 people in research and development. Since our inception, we have introduced two generations of ASIC, or application specific integrated circuit, technology, which have improved performance and expanded diagnostic capabilities. We are working on our third generation of ASIC technology, which will allow us to provide products customized for specific clinical applications.
- **Maximize the productivity of our direct sales force in the U.S. and key international markets.** As of December 31, 2003, we employed approximately 60 direct sales representatives in the United States, United Kingdom, France, Germany and Spain. We expect to grow this team over the next 12 months and recently announced plans to open subsidiaries in Japan, Australia and Canada. We also employ clinical application specialists who, by assuming responsibility for product demonstrations and customer support, have enabled our sales representatives to improve their efficiency. To further enhance the productivity of our direct sales force, we will continue to:
    - invest in training and educating our sales force;
    - expand our direct sales and clinical application specialist staff; and
    - expand our corporate account relationships.

- **Improve and expand our sales distribution channels.** Outside of our core markets, we have also sold products to many other clinical segments and countries. We believe that these other markets offer opportunity for growth but will require enhancements to our sales distribution channels. Specifically, we intend to expand our tele-sales capability, enter into new third party distributor arrangements and explore strategic partnerships to develop new markets within ultrasound or with ultrasound-dependent technologies. We will also explore establishing sales offices in other key international markets.

- **Expand into new clinical markets.** We believe that the mobility, high quality and cost effectiveness of our products will result in the creation of new clinical markets for us. We are bringing ultrasound out of the imaging center directly to the patient at the primary point-of-care, such as the emergency room, the physician's office and other nontraditional ultrasound settings. We anticipate the development of an imaging physical—the use of ultrasound imaging in routine physical examinations. We believe that these new users and new applications of ultrasound offer us a significant potential for growth.

- **Raise market awareness of the SonoSite platform and brand name.** We will continue to invest to build the SonoSite name into a global brand synonymous with high-performance, hand-carried ultrasound imaging. Our products are relative newcomers to the ultrasound market, the first having been introduced in September 1999. To raise market awareness of our brand and our technology, we intend to:

  - focus marketing efforts by clinical segment;
  - implement targeted local marketing efforts;
  - market to potential new users by promoting innovative uses and clinical applications of ultrasound; and
  - expand training and education offerings.

Our Products

We offer five types of hand-carried ultrasound imaging systems: the SonoSite TITAN, the 180PLUS, the SonoHeart ELITE, the iLook 15 and the iLook 25. All SonoSite ultrasound systems consist of a digital beamformer, integrated color display, control panel, including navigational trackpad (TITAN), trackball (180PLUS and ELITE) or D-controller (iLook), alphanumeric keyboard and measurements. Each of the five SonoSite systems supports image storage, image documentation to video printer or VCR and direct personal computer connectivity. The following is a summary of our five ultrasound imaging products and their major features:

- *SonoSite TITAN:* The TITAN system, first shipped in June 2003, is our newest product and represents our second generation of digital technology. The TITAN system combines the high performance of cart-based systems with the speed, flexibility and durability of mobile ultrasound devices. The TITAN can be used for stationary applications in its Mobile Docking Station (MDS), which supports connectivity to hospital PACS and HIS systems, multiple transducer connections and on-board documentation devices, yet the modular design of the TITAN system enables it to be taken out of the MDS to rapidly deliver imaging at the point-of-care. The modularity of the TITAN system enables the user to easily and economically expand or upgrade to new features through a standard flashcard or interchangeable hardware. The following features are offered:

  - two dimensional, or B-mode, imaging, allowing real-time two-dimensional visualization of anatomic structures within the body;
  - M-mode imaging, providing a display of depth versus time. M-mode is particularly useful for evaluation of fast-moving structures, such as valves within the heart;
  - pulsed wave, or PW, Doppler imaging. PW Doppler imaging uses short, pulsing bursts of ultrasound waves to provide a quantitative assessment of the velocity of blood flow. The name of the technology refers to the Doppler effect, which is an apparent change in the frequency of the reflected ultrasound wave due to the relative motion between the reflector and transducer;
  - continuous wave, or CW, Doppler imaging. CW Doppler imaging uses continuous, reflected ultrasound waves to provide a quantitative assessment of the velocity of blood flow. CW Doppler, because it relies

on a continuous stream of information, enables assessments of blood flow moving at speeds higher than PW Doppler is capable of assessing; *(planned released is June 2004)*

  - velocity based color Doppler. Color Doppler is traditionally used to allow the user to visualize blood flow within blood vessels or chambers of the heart; *(planned released is June 2004)*
  - basic electrocardiogram, or ECG, capability. When visualizing the heart, it is often useful to visualize basic relationships between cardiac motion and cardiac electrical activity. ECG provides this capability; *(planned released is June 2004)*
  - color power Doppler and directional color power Doppler, allowing two-dimensional visualization of blood flow patterns;
  - tissue harmonic imaging, or THI, a signal processing technique providing enhanced image quality by using high frequency information to enhance image resolution;
  - split screen capabilities for side imaging or duplex Doppler;
  - image documentation capabilities, including connection to video printers or VCRs, and DICOM compliance for use with PACS print and storage capabilities; and
  - measurement tools and clinical analysis packages

- *SonoSite 180PLUS.* The SonoSite 180PLUS is a point-of-care ultrasound system for general diagnostic imaging and offers the following major features:
  - two dimensional, or B-mode, imaging, allowing real-time two-dimensional visualization of anatomic structures within the body;
  - M-mode imaging, providing a display of depth versus time. M-mode is particularly useful for evaluation of fast-moving structures, such as valves within the heart;
  - pulsed wave, or PW, Doppler imaging. PW Doppler imaging uses short, pulsing bursts of ultrasound waves to provide a quantitative assessment of the velocity of blood flow. The name of the technology refers to the Doppler effect, which is an apparent change in the frequency of the reflected ultrasound wave due to the relative motion between the reflector and transducer;
  - color power Doppler and directional color power Doppler, allowing two-dimensional visualization of blood flow patterns;
  - ability to store up to 119 images for off-line printing and review;
  - image documentation capabilities, including connection to printers or VCRs and downloading to personal computers;
  - tissue harmonic imaging, or THI, a signal processing technique providing enhanced image quality by using high frequency information to enhance image resolution; and
  - basic electrocardiogram, or ECG, capability. When visualizing the heart, it is often useful to visualize basic relationships between cardiac motion and cardiac electrical activity. ECG provides this capability.

- *SonoHeart ELITE.* The SonoHeart ELITE is a point-of-care ultrasound system intended for use by cardiologists and other healthcare providers in the cardiology market. The SonoHeart ELITE has all the product features of the SonoSite 180PLUS, as well as the following:
  - continuous wave, or CW, Doppler imaging. CW Doppler imaging uses continuous, reflected ultrasound waves to provide a quantitative assessment of the velocity of blood flow. CW Doppler, because it relies on a continuous stream of information, enables assessments of blood flow moving at speeds higher than PW Doppler is capable of assessing.

- *ILook 15.* The iLook 15, with its fixed curved array transducer, provides imaging for focused abdominal and cardiac applications.

- *ILook 25.* The iLook 25, with its fixed linear transducer, provides superb image quality of a patient's vessels to aid in vascular access applications.

Both of these iLook products, which each weigh approximately three pounds, offer the following:

- a touch screen for data input;
- a single point-to-point measurement tool;
- ability to store over 70 images for off-line printing and review;
- cine loop retains images for frame-by-frame review;
- connectivity to a PC or video printer for image download through a docking station;
- 2D and color power Doppler; and
- The iLook 15 offers directional color power Doppler and harmonic imaging.

The TITAN, 180PLUS and SonoHeart ELITE utilize seven transducers which are designed for use in the following clinical applications:

- general abdominal and obstetrics imaging;
- intracavitary (gynecologic, urologic) ultrasound imaging;
- neonatal, vascular and pediatric imaging;
- cardiac, thoracic and abdominal imaging, including trauma assessment;
- breast, musculoskeletal, vascular, interventional and small-parts imaging;
- intraoperative and superficial vascular imaging; and
- veterinarian applications (musculosketetal, obstetric, gynecologic, cardiovascular and general imaging).

We also offer the following related accessories and educational programs:

- *Accessories.* We offer a wide selection of accessories for our products. These include mobile docking stations, multiple transducer connections, image transfer and management software, printers, VCRs, auxiliary monitors, storage devices, carrying cases and disposable supplies.
- *Specialized training and education.* SonoSite has partnered with numerous medical societies and other recognized experts in ultrasound education to provide courses for SonoSite customers. These educational offerings include traditional educational courses, including *Imported Courses* which are CME events held at the customer's location, traditional enduring materials, including books and CDs, and *Site Visits*, which allow SonoSite customers to visit with renowned experts. SonoSite also pioneered the development of *OnSite*™ skill transfer workshops, which use registered sonographers to help customers improve their scanning techniques in the customer's location. In addition, as we develop new and emerging markets, we plan to continue to support the development of accredited and market specific training materials, produced by leaders in ultrasound education.

Sales and Marketing

Initially, we sold and marketed our products through third-party medical product distributors worldwide. Currently, we have moved to a direct sales model in the United States, the United Kingdom, France, Germany and Spain. In 2004, we plan to establish direct sales operations in Japan, Canada, and Australia. We rely on third-party distributors in those markets where we do not have a direct sales staff.

In the United States, we have complemented our direct sales efforts by entering into group purchasing agreements with major healthcare group purchasing organizations, or GPOs. Typically, a GPO negotiates with medical suppliers, such as us, on behalf of the GPO's member healthcare facilities, providing such members with uniform pricing and terms and conditions. In exchange, the GPO identifies us as a preferred supplier for its members. Member facilities participating in the GPO's purchasing program can consist of hospitals, medical group practices, nursing homes, surgery centers, managed care organizations, long term care facilities, clinics and integrated delivery networks. Currently, we have GPO supply agreements with AmeriNet, Inc., Novation, LLC, Premier, Inc., Broadlane, Inc. (includes Kaiser Permanente, Tenet Healthcare and others) and Consorta, Inc.

In the United Kingdom, we have a supply agreement with the Purchasing and Supply Agency of the National Health Service, or NHS, which contracts on a national basis for products and services purchased by the NHS.

We derived approximately $52.4 million, or 62%, of our revenue from domestic sales in 2003. This compares to approximately $42.6 million, or 58%, and approximately $23.8 million, or 52%, in 2002 and 2001.

We derived approximately $32.4 million, or 38%, of our revenue from international sales in 2003. This compares to approximately $30.4 million, or 42%, and approximately $21.9 million, or 48%, in 2002 and 2001. Japan accounted for approximately $1.6 million, or 1.9%, of our revenue in 2003. This compares to approximately $7.5 million, or 10%, and approximately $7.8 million, or 17%, in 2002 and 2001. No single customer or distributor accounted for more than 10% of our revenue in 2003. We attribute revenue to a foreign country based on the location to which we ship our products. However, products sold to the U.S. government but deployed in a foreign country are attributed to domestic revenue. For information regarding revenues and long-lived assets by geography, please refer to note 13 to our consolidated financial statements.

Our revenues from international sales may be adversely affected by a number of risks, including competition, currency rate fluctuations, reduced protection for intellectual property rights and longer receivables collection periods. Our revenues from international sales may also be adversely affected by the cost or difficulty of localizing products for foreign markets and complying with export laws, including license requirements, trade restrictions and tariff increases.

We have one reporting segment. For information regarding revenues from external customers, profits and total assets for each of our last three fiscal years, please refer to our consolidated financial statements.

Patents and Intellectual Property Rights

We rely on a combination of patent, copyright, trademark and trade secret laws and other agreements with employees and third parties to establish and protect our proprietary rights. We require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also seek to enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information.

We are committed to developing and protecting our intellectual property and, where appropriate, file patent applications to protect our technology. We hold 17 U.S. patents relating to various aspects of our products, including the weight of digital beamformers, beamforming capabilities, digital conversion circuitry, transceiver circuitry and circuit integration. We hold two foreign patents relating to our products, and we currently have numerous patent applications pending both in the U.S. and abroad. We consider all of our patents to be significant to our business.

We license ultrasound technology from our former parent, ATL, under a Technology Transfer and License Agreement executed at the time of our spin-off as a public company. Under that agreement, we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight.

We hold a number of registered and unregistered trademarks, service names and domain names that are used in our business in the United States and overseas. Generally, federally registered trademarks offer protection for renewable terms of 10 years so long as the mark continues to be used in commerce.

On July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180 PLUS, SonoHeart and SonoHeart PLUS devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino has filed a summary judgment motion based on its allegations of infringement.

We also have asked the Texas court to stay proceedings in Neutrino's suit filed in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of SonoSite's products by such distributor infringes the '021 patent, and to enjoin Neutrino from filing similar suits against other sellers of SonoSite products. Neutrino had previously filed such a suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. That Tennessee case has been dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Tennessee judgment has no effect on the Texas proceedings. In the Florida action, we have filed a motion to stay the proceedings in the Florida court pending a final resolution of the patent suit in Texas. We have also filed a motion to strike certain counts of Neutrino's complaint.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to modify or discontinue selling our products or may enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2003, 2002 and 2001.

We do not consider a negative litigation outcome to be probable and have not accrued any amounts for potential losses related to these proceedings. Because of uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to its pending litigation. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

Competition

We currently face competition from companies that manufacture cart-based and portable ultrasound systems. The dominant competitors in this industry are GE Medical Systems, a unit of General Electric Company, Siemens AG and Philips Medical Systems, a unit of Koninklijke Philips Electronics, N.V. that acquired two other competitors, Agilent Healthcare Solutions Group and ATL, our former parent company. In addition, as the market for high-performance, hand-carried ultrasound systems develops, we expect competition to increase as potential and existing competitors enter the hand-carried market or modify their existing products to more closely approximate the combined portability, quality, performance and cost of our products. Our current competitors in the point-of-care market include

GE Medical Systems, Agilent/Philips Medical Systems, Biosound Esaote, Inc., Medison America Inc., a subsidiary of Medison Company, Ltd., and Terason, a division of TeraTech Corporation. Other potential entrants to the point-of-care market include ZONARE Medical Systems, Inc. (formerly Novasonics, Inc.).

Research and Development and Technology

We currently employ over 50 people in research and development. In 2003, 2002 and 2001, expenses attributable to research and development for our business totaled $11.2 million, $12.1 million and $12.7 million. We believe our products represent the most advanced technology in high-performance, hand-carried ultrasound imaging systems. We believe our technology gives us a competitive advantage, and we are committed to maintaining this advantage by continuing to enhance our existing products and create new ones. Accordingly, we intend to maintain our research and development expenses at levels we believe necessary to maintain this competitive advantage.

Manufacturing

We manufacture our products in our facility in Bothell, Washington. We depend on suppliers, including some single-source suppliers, to provide highly specialized parts, such as custom-designed integrated circuits, cable assemblies and transducer components. We also depend on single-source suppliers to provide other components such as image displays, batteries, capacitors and cables. We maintain inventories of components to meet near term production requirements. While our suppliers have generally produced our components with acceptable quality, quantity and cost in the past, they have experienced periodic problems that have caused us delays in production. To date, these problems have not resulted in lost sales or lower demand.

Governmental Regulation

The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally the U.S. Food and Drug Administration, or FDA, as well as several other state and foreign agencies. The FDA requires that we obtain a pre-market notification clearance under Section 510(k) of the Federal Food, Drug & Cosmetic Act prior to introducing our products to the market. By granting 510(k) clearance, the FDA indicates agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to medical devices that were on the market prior to 1976 or have subsequently received clearance. The process of obtaining 510(k) clearance typically takes approximately two to three months. To date, all of our products have received 510(k) clearance. We believe that our future generation hand-carried ultrasound systems will also require only 510(k) clearance. Foreign regulatory agencies also require similar pre-market clearance or registration before our products can be marketed or offered for sale in their countries. Such foreign regulatory approvals may take up to 6-9 months to obtain. Any delays, or failures, in obtaining such clearances may result in lost sales and revenue.

In August 2001, the FDA classified as a class II field action a May 2000 software upgrade we issued to correct an error in an algorithm contained in one of our products. In September 2000, we provided purchasers of our products with a software upgrade to correct this error, and at the FDA's request, we recently sent two additional letters to these purchasers to provide them with a final opportunity to upgrade the software at no charge. We expect that when this action is completed, we will receive final written closure from the FDA on this matter.

Our products and our product components are also subject to various domestic and foreign manufacturing standards and electrical safety and emission standards, such as those of Underwriters Laboratories and the ISO 9001 standards, described below. We and our suppliers are subject to FDA regulations governing registration of manufacturing facilities and compliance with the FDA's Quality System Regulations, or QSR. The FDA performs periodic on-site inspections to determine compliance with such regulations. The FDA inspected our manufacturing facility in September 2003. In addition, the British Standards Institution (BSI) performs periodic management systems assessments of our manufacturing processes. SonoSite also complied with the new Canadian Medical Device Regulation requirements for an independent audit in December 2002. We met the requirements defined in the Canadian Medical Device Conformity Assessment Scheme (CMDCAS) and BSI has issued a certification to these requirements. These inspections resulted in our submitting and implementing corrective action responses, and we believe those responses have been accepted by those agencies. We believe that we are currently in compliance with applicable QSR.

Our regulatory compliance programs encompass verification of our compliance with international standards for medical device design, manufacture, installation and servicing, known as ISO 9001:1994, ISO 13485:1996 and

EN 46001:1996 standards. On September 13, 1999, we received Conformite Europeenne, or CE, Marking approval, signifying European Certification to the international quality system standards and to the European Medical Device Directive, which encompass ISO 9001 standards. The Certification allows us to distribute the SonoSite 180, 180PLUS, SonoHeart, SonoHeart PLUS, SonoHeart ELITE, iLook 15, iLook 25 and TITAN systems to the 19 countries of the European Union and the European Free Trade Association. The FDA harmonized in June 1998 its QSR for the United States with ISO 9001 and EN 46001 standards.

Compliance with the regulations of agencies, including the Environmental Protection Agency and the Occupational Safety and Health Administration, may require us to incur substantial costs and may delay or prevent the introduction of new or improved products. If we fail to comply with the laws and regulations pertaining to our business, we may be subject to fines, sanctions, including the temporary or permanent suspension of operations, product field actions, criminal prosecution and marketing restrictions. Our third-party medical device manufacturers may also be subject to the same sanctions if they fail to comply with the laws and regulations, and, as a result, may fail to supply us with components required to manufacture our products.

Our current products do not require any U.S. export control licenses in order to be sold overseas.

Service and Warranty

Our typical warranty period is one year and is included with the original purchase of our ultrasound imaging systems. The warranty liability is summarized as follows (in thousands):

	Balance at beginning of year	Charged to cost of revenue	Applied to liability	Balance at end of year
Year ended December 31, 2003	$331	$351	$(301)	$381
Year ended December 31, 2002	$281	$300	$(250)	$331

Employees

As of December 31, 2003, we had approximately 340 employees, of which approximately 16% were engaged in research and product development, 23% in manufacturing, 49% in sales and marketing activities and the remaining 12% in administrative capacities, including executive, finance, legal, human resources, regulatory and information services and technology. Of these, approximately 290 are U.S. employees. There has never been a work stoppage and no employees are covered by collective bargaining agreements. We believe our employee relations are good.

Available Information

We were incorporated in the state of Washington in July 1986 and were spun off from ATL as an independent, publicly owned company in April 1998. We make available, free of charge, on our website copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, as soon as reasonably practicable after filing or furnishing the information to the Securities and Exchange Commission. The Internet address for the information is http://investor.sonosite.com/edgar.cfm. Our Code of Conduct, which is our written Code of Ethics under Section 406 of the Sarbanes-Oxley Act of 2002, is also available on our website.

Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price

If our products, including our new TITAN modular ultrasound system, do not gain market acceptance, we will fail to generate sufficient revenue to maintain our business.

The market for high-performance, hand-carried ultrasound systems is relatively new and largely undeveloped. We seek to sell our products to current users of ultrasound, as well as to physicians and other healthcare providers who do not currently use ultrasound. The success of our products depends on their acceptance by the medical community, patients and third-party payers as medically useful, safe and cost-effective.

In June 2003, we began shipping to customers our newest product, the SonoSite TITAN ultrasound system. Sales of TITAN accounted for approximately 28% of our revenue for the year ended December 31, 2003. The TITAN system has a modular design allowing both stationary and mobile usage and is based on the next generation of our proprietary ASIC, or application specific integrated circuit, technology. Along with the point-of-care market, we have positioned the TITAN system to compete in the traditional stationary ultrasound cart market.

Users of stationary ultrasound carts may not accept the TITAN system, which could discourage widespread new users and uses for the TITAN. Our new or existing customers may not accept the TITAN due to pricing and functionality differences. If demand for the TITAN differs from our projections, we may experience excess inventory levels or inventory shortages and may be unable to generate sufficient revenue to grow our business. If we are unable to gain market acceptance for our products generally, we will fail to generate sufficient revenue to maintain our business.

If we are unable to compete effectively, we will fail to generate sufficient revenue to maintain our business.

We currently face competition from companies that manufacture cart-based and portable ultrasound systems. The dominant competitors in this industry are GE Medical Systems, a unit of General Electric Company, Siemens AG and Philips Medical Systems, a unit of Koninklijke Philips Electronics, N.V. that owns two other competitors, Agilent Healthcare Solutions Group and ATL, our former parent company. These competitors are very large, global organizations and have the following advantages over us:

- greater financial and infrastructure resources;
- larger research and development staffs;
- greater experience in product manufacturing, marketing and distribution;
- greater brand name recognition; and
- long-standing relationships with many of our potential customers.

These manufacturers of cart-based and portable ultrasound systems could use their greater resources to increase and withstand competition through various means, including price and payment terms, product quality, market penetration, employee compensation, hospital systems integration and complementary services such as warranty protection, maintenance and product training. Existing product supply relationships between these companies and our potential customers could discourage widespread adoption of our products due to brand loyalty or preferred customer discounts. Competition from these companies for employees with experience in the primary point-of-care market could result in higher turnover of our employees. If we are unable to respond to competitive pressures from the cart-based and portable ultrasound markets, we could experience delayed or reduced market acceptance of our products, higher expenses and lower revenue.

In addition, as the market for high-performance, hand-carried ultrasound systems develops, we expect competition to increase as potential and existing competitors enter the point-of-care market or modify their existing products to more closely approximate the combined portability, quality, performance and cost of our products. Our current competitors in the point-of-care market include GE Medical Systems, Agilent/Philips Medical Systems, Biosound Esaote, Inc., Medison America Inc., a subsidiary of Medison Company, Ltd., and Terason, a division of TeraTech Corporation. Other potential entrants to the point-of-care market include ZONARE Medical Systems, Inc. (formerly Novasonics, Inc.). These competitors may develop highly portable or point-of-care ultrasound systems that offer the same or greater reliability and quality, perform greater or more useful functions, or are more cost-effective than our products. Some of these competitors may also be able to use their marketing resources to gain a competitive advantage by more effectively building brand awareness of their products. If we are unable to compete effectively with new entrants to the high-performance, hand-carried ultrasound market, we will be unable to generate sufficient revenue to maintain our business.

If our competitors develop and market medical imaging devices that render our products obsolete or noncompetitive, we will be unable to compete.

The life cycles of our products are difficult to estimate. Our products could become obsolete or unmarketable if:

- our competitors introduce ultrasound systems that are superior to ours;
- other products using new technologies emerge; or
- industry standards exceed our products' capabilities.

If we fail to enhance our existing products or develop and market new products, our products will become obsolete and we will be unable to compete.

Changes in the health care industry could result in a reduction in the size of the market for our products or may require us to decrease the selling price for our products, each of which could have a negative impact on our financial performance.

Trends toward managed care, health care cost containment, and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies, which could adversely affect the sale and/or the prices of our products. For example:

- Major third-party payers of hospital and pre-hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years which has resulted in stricter standards for reimbursement of hospital and pre-hospital charges for certain medical procedures;
- Numerous legislative proposals have been considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;
- There has been a consolidation among health care facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;
- There is economic pressure to contain health care costs in international markets; and
- There are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the health care industry.

These trends could lead to pressure to reduce prices for our products and could cause a decrease in the size of the market or a potential increase in competition that could adversely affect our levels of revenue and profitability of sales, which could have a material adverse effect on our business.

If healthcare reimbursement practices or reform restricts coverage available to our customers for the use of our products, we may experience limited market acceptance of our products.

Market acceptance of our products depends in part on the extent to which our customers receive reimbursement for the use of our products from third party payers such as Medicare, Medicaid and private health insurers. Our customers generally have received reimbursement for ultrasound procedures performed using our products consistent with reimbursement criteria applicable to ultrasound procedures generally. The continuing efforts of third party payers to contain or reduce the costs of healthcare through various means may, however, result in unfavorable reimbursement policies or payments that would limit market acceptance of our products.

Reimbursement policy has the potential to influence the adoption of our products in several ways. Payment for specific ultrasound procedures could be greatly reduced or eliminated all together. If that procedure was critical to the acceptance of our products in a given market segment, such a policy change could reduce the demand for our products in that particular market.

Payment for ultrasound procedures when performed by specific types of health care providers could be restricted. This too could depress demand in a particular market segment. Such a policy change as well as the one previously mentioned would affect all ultrasound manufacturers attempting to do business in an affected market segment.

Alternatively, specific types of ultrasound products could be targeted for exclusion from coverage under the existing ultrasound codes. As an example, in the first half of 2003, six Medicare carriers adopted policies that precluded Part B Medicare reimbursement for ultrasound procedures conducted with hand-carried ultrasound units described as "lightweight ultrasound machines with Doppler capability." The notices restricted coverage for devices that "allow only a limited view of structures." These policies applied to Medicare reimbursement of health care providers in 22 states, including California and upstate New York.

In all states, these policies have been revised to allow payment for studies performed with hand-carried ultrasound units. The new policies, recognizing that many hand-carried ultrasound systems have functionality equal to that of cart-based ultrasound systems, define the requirements of medical necessity, completeness and documentation required of all ultrasound services, regardless of the equipment that is used to supply the service. In all states, there are no longer any billing restrictions in place for hand-carried ultrasound that do not also exist for cart-based ultrasound and that were not in place prior to the adoption of these original policies.

Additionally, to the extent that the use of future products that SonoSite may develop is not described by existing CPT codes, there is a risk that reimbursement for studies performed with such products could not be attained at all or within a reasonable timeframe.

International markets too are in the process of responding to increases in health care spending by adjusting their reimbursement policies. These responses, like those in the United States, could similarly affect reimbursement for our products and thereby reduce demand for our products. As an example, in Germany, recent health care reform introduced a Diagnosis Related Group system that changes health care reimbursements from a "per day" reimbursement to a "per case" reimbursement. This change caused hospital administrators to delay capital equipment purchases as they evaluate the impact of the new system. Although revenue from Germany increased in 2003 compared to 2002, this delay negatively impacted our actual results against our sales expectations in Germany in 2003. If similar changes in healthcare reimbursement are adopted in other countries, they could affect our ability to successfully market our products.

If traditional providers of ultrasound examinations discourage potential new users from adopting our products, we could experience limited demand for our products.

The size and complexity of traditional cart-based ultrasound systems typically require a physician or highly trained clinician to perform the examination in a centralized imaging department, such as a hospital's radiology department. Although our products are currently used by radiologists, our products also enable the delivery of ultrasound examinations at the primary point of care by the examining physician or healthcare provider. Radiologists and other ultrasound specialists have a professional and financial interest in maintaining traditional ultrasound practices. If these traditional providers of ultrasound examinations discourage other healthcare providers from adopting our products, we could experience limited demand for our products.

If the training and education necessary to conduct ultrasound examinations is not adequate or not readily available, this could discourage new users from adopting our products, which could affect demand for our products.

We seek to sell our products to customers already experienced in ultrasound procedures, as well as to physicians and other healthcare providers who do not currently use ultrasound imaging systems or administer ultrasound examinations. Although customers who are experienced in ultrasound procedures will need little, if any, specialized training to use our products, any new users of ultrasound will require training and education to properly administer ultrasound examinations. If these potential customers are unable or unwilling to be trained due to cost, time constraints, unavailability of courses or other reasons, we could experience limited demand for our products.

If our suppliers, including our single-source suppliers, fail to supply us with the components that we need to manufacture our products on a timely basis, we could experience production delays, cost increases and lost sales.

We depend on suppliers, including some single-source suppliers, to provide highly specialized parts, such as custom-designed integrated circuits, cable assemblies and transducer components. We also depend on single-source suppliers to provide other components, such as image displays, batteries, capacitors and cables. We do not maintain significant inventories of components, and may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these components. An increase in demand for some parts by other companies could also interrupt our supply of components. We have in the past experienced supply problems in timeliness and quality, but to date these problems have not resulted in lost sales or lower demand. Nevertheless, if we experience an interruption of supply or are required to switch suppliers, the manufacture and delivery of our products could be interrupted, our manufacturing costs could substantially increase and we could lose substantial amounts of product sales.

In March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of our integrated circuit chips using 0.35-micron technology. We have designed and implemented a new chip using 0.2-micron technology that will continue to be produced by Philips to replace all but one of the discontinued chips. We expect to design and implement an additional new chip to replace the remaining 0.35-micron chip by early 2005. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of 0.35-micron chips from Philips for our anticipated manufacturing needs until new chips have been incorporated in all of our products. We pay for these chips at the time deliveries are made to us. As of December 31, 2003, our remaining purchase commitment was approximately $3.4 million. On December 31, 2004, we are required to take possession of, and pay for, the balance of the undelivered chips. Demand for our products, however, may exceed our forecasts, in which case we would require additional 0.35-micron chips to manufacture additional products. Conversely, if demand for our products falls short of our forecasts, we may experience excess inventory of 0.35-micron chips. If our actual demand for these chips varies significantly from our forecasted demand, we may experience delays in manufacturing, lost sales, a write-down of inventory or a deterioration in gross margin.

In addition, we have transferred the production of our main circuit board to one of the world's largest electronic manufacturing services suppliers who will produce the board in their Thailand manufacturing facility. We expect this transfer to be completed by the end of the first quarter of 2004 with production deliveries beginning in the following quarter. If, as a result of this transfer, we experience delays in the receipt of this component, a deterioration in product yields or an increase in costs, we may experience delays in manufacturing, lost sales or a deterioration in gross margin.

If our suppliers or we fail to comply with U.S. and foreign governmental regulations applicable to our products and manufacturing practices, we could experience product introduction delays, production delays, cost increases and lost sales.

Our products, our manufacturing activities and the manufacturing activities of our third-party medical device manufacturers are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. Our third-party manufacturers and we are or will be required to:

- obtain prior clearance or approval from these agencies before we can market and sell our products;
- undergo rigorous inspections by domestic and international agencies; and
- satisfy content requirements for all of our sales and promotional materials.

The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally the FDA, as well as several other state and foreign agencies. The FDA requires that we obtain a pre-market notification clearance under Section 510(k) of the Federal Food, Drug & Cosmetic Act prior to introducing our products to the market. By granting 510(k) clearance, the FDA indicates agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to medical devices that were on the market prior to 1976 or have subsequently received clearance. The process of obtaining 510(k) clearance typically takes approximately two to three months. To date, all of our products have received 510(k) clearance. In addition, foreign regulatory agencies also require similar pre-market clearance or registration before our products can be marketed or offered for sale in their countries. Such foreign regulatory approvals may take up to 6-9 months to obtain. Any delays, or failures, in obtaining such clearances may result in lost sales.

In addition, the FDA requires us and our key medical device suppliers to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, shipping and servicing of our products. The FDA enforces the QSR through periodic inspections; the FDA inspected our manufacturing facility in September 2003. In addition, the British Standards Institution has performed several management systems assessments of our manufacturing processes. These inspections resulted in observations to which we submitted responses, and we believe these responses have been accepted by those agencies. Any failure to take corrective action in response to a QSR inspection could force a shutdown of our manufacturing operations, and a recall of, or field action relating to, our products. Also, in August 2001, the FDA classified as a class II field action a May 2000 software upgrade we issued to correct an error in an algorithm contained in one of our products. In September 2000, we provided purchasers of our products with a software upgrade to correct this error, and at the FDA's request, we recently sent two additional letters to these purchasers to provide them with a final opportunity to upgrade the software at no charge. We expect that when this action is completed, we will receive final written closure from the FDA on this matter.

Compliance with the regulations of these agencies, including the Environmental Protection Agency and the Occupational Safety and Health Administration, may require us to incur substantial costs and may delay or prevent the introduction of new or improved products. Although to date these actions by regulatory bodies have not required us to incur substantial costs or delay product shipments, we expect to experience further inspections and incur additional costs as a result of governmental regulation. If we fail to comply with the laws and regulations pertaining to our business, we may be subject to fines, sanctions, including the temporary or permanent suspension of operations, product field actions, criminal prosecution and marketing restrictions. Our third-party medical device manufacturers may also be subject to the same sanctions if they fail to comply with the laws and regulations, and, as a result, may fail to supply us with components required to manufacture our products.

Our reliance on a single manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.

Our sole manufacturing facility is located in a single building in Bothell, Washington. Despite precautions taken by us, a natural disaster such as an earthquake or other unanticipated catastrophic events at this building could significantly impair our ability to manufacture our products and operate our business. Our facility and certain manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Such catastrophic events may also destroy any inventory of product or components. While we carry insurance for natural disasters and business interruption, the occurrence of such an event could result in losses that exceed the amount of our insurance coverage, which would impair our financial results.

We have a history of losses, we expect future losses and we may never achieve sustained profitability.

With the exception of the fiscal quarters ended December 31, 2002 and December 31, 2003, we have incurred net losses in each quarter since we commenced operations. As of December 31, 2003, we had an accumulated deficit of approximately $87.4 million. We achieved a profitable fiscal quarter ended December 31, 2003 and expect to achieve one or more profitable quarters within the next several quarters. Even if we do achieve one or more profitable quarters, however, we may be unable to sustain or increase future profitability on a quarterly or annual basis. Additionally, our losses may increase if we cannot increase or sustain our revenue. With the exception of the fiscal quarters ended December 31, 2002 and December 31, 2003, our revenue from product sales has been insufficient to cover our expenses. We expect that our operating expenses will increase in the foreseeable future as we expand our sales and marketing infrastructure, our administrative support and our product development activities. Our expansion efforts, to be successful, may require more funding than we currently anticipate. Accordingly, we will need to generate significant additional revenue in the future before we will be able to sustain or increase profitability. If we cannot generate such revenue, we may never be profitable. If we fail to achieve sustained profitability, the market price for our common stock will likely fall.

A failure to manage our growth could impair our ability to achieve our business objectives.

We have experienced rapid growth since our inception as a stand-alone company. Our revenue increased from $45.7 million in 2001 to $73.0 million in 2002 and $84.8 million in 2003. We expect continued significant growth as we continue to develop, manufacture, market and sell our products. Our growth could strain our existing management, operational and financial resources. In order to manage our growth effectively, we will need to expand our manufacturing and quality assurance staff, our sales staff and our manufacturing capabilities. In addition, we will need to improve the productivity and efficiency of our existing operational, financial and management resources and information systems. We may be unable to hire and retain the personnel necessary to operate and expand our business. We also may be unable to increase the productivity and efficiency of our existing resources. If we fail to timely improve or augment our existing resources in response to our growth, we may be unable to effectively manage our business and achieve our objectives.

Our foreign distributors may be unwilling or unable to devote sufficient resources to market and sell our products, which could delay or reduce market acceptance and sales of our products outside the United States.

We currently depend on foreign distributors to help promote market acceptance and demand for our products in countries in which we do not have a direct sales force. Foreign distributors that are in the business of distributing other medical products may not devote the resources and support required within these countries to generate awareness of our products and grow or maintain product sales. If these distributors are unwilling or unable to market and sell our products, we could experience delayed or reduced market acceptance and sales of our products outside the United States.

Sales to our distributor in Japan, Olympus, decreased from 10% of our revenue in 2002 to 1.9% of our revenue in 2003. In late 2002, we examined the market for our product and confirmed a significant market opportunity that was not being realized by Olympus and their dealer network. In an effort to develop this market opportunity, we have been working on securing additional distribution relationships in Japan. We expect these relationships to become operational in the first half of 2004. The Olympus organization has undergone significant organizational changes, which have affected its ability to provide sufficient sales and marketing focus on our products. In addition to the licenses held by Olympus, we have received licenses in our name to sell the 180 series and TITAN systems, and the iLook license approval is in process. As a result, this transition has resulted in a significant reduction in revenue from Japan in fiscal 2003 compared with fiscal 2002.

Our lack of customer purchase commitments and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenues, higher expenses and reduced margins.

We do not generally have volume purchase commitments with our customers, who typically order products on a purchase order basis. In limited circumstances, customer orders may be cancelled, changed or delayed on short notice. Lack of significant order backlog makes it difficult for us to forecast future sales with certainty. Varying sales cycles with our customers make it difficult to accurately forecast component and product requirements. These factors expose us to a number of risks:

- if we overestimate our requirements, we may be obligated to purchase more components or third-party products than is required;
- if we underestimate our requirements, our third-party manufacturers and suppliers may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues;
- we may also experience shortages of product components from time to time, which also could delay the manufacturing of our products; and
- over or under production can lead to higher expense, lower than anticipated revenues, and reduced margins.

Our creation, maintenance and expansion of direct sales and distribution operations will require a significant investment of our financial and management resources and may fail to generate a substantial increase in sales.

We have historically relied on third-party distributors to sell our products in Europe and Asia. In 2001, we commenced operations in the United Kingdom and France, and in 2002, we commenced operations in Germany and Spain to sell our products directly in each of those countries. In 2003, we entered into a joint venture with a partner in China to sell our products there. We recently hired a vice president for international sales and, as a result, we expect our foreign direct sales operations to grow. In 2004, we plan to establish direct sales operations in Japan, Canada, and Australia. Establishing, maintaining and expanding these operations will require us to:

- substantially increase our costs of operations;
- temporarily divert existing management resources;
- establish an efficient and self-reliant local infrastructure;

- attract, hire and train qualified local sales and administrative personnel;
- comply with additional local regulatory requirements; and
- expand our information, financial, distribution and control systems to manage expanded global operations.

Our movement into international markets has required, and will continue to require, substantial financial and management resources. The costs of this expansion are unpredictable, difficult to control and may exceed budgeted amounts. We have experienced some operating challenges with our European operations. In Germany, recent health care reform caused hospital administrators to delay capital equipment purchases as they evaluate the impact of the new system. Although revenue from Germany increased in 2003 compared to 2002, this delay negatively impacted our actual results against our sales expectations in Germany in 2003. In France and Spain, we have experienced challenges related to the performance of certain sales representatives. Despite our expenditures and efforts, we may not generate a substantial increase in European or Asian revenue, which would impair our operating results.

Our foreign revenue is subject to currency fluctuation and other risks associated with doing business outside the United States.

The percentage of our revenue originating outside the United States equaled 38% in 2003 and 42% in 2002. Total sales for the year ended December 31, 2003 denominated in a currency other than USDs were approximately $15.5 million, or 18% of total consolidated revenues. Our revenue from international sales may be adversely affected by any of the following risks:

- currency rate fluctuations;
- adverse political or economic conditions;
- reduced protection for intellectual property rights;
- longer receivables collection periods and greater difficulty in receivables collection;
- localizing products for foreign markets; and
- compliance with export laws, including license requirements, trade restrictions and tariff increases.

As of December 31, 2003, 52% of our outstanding accounts receivable balance was from international customers. We regularly review our receivable positions in foreign countries for any indication that collection may be at risk. For example, due to economic events in Argentina during 2002, including the decision to allow the Argentine peso to float against the U.S. dollar, we wrote off $400,000 of our Argentine receivables in 2002, for which we had already established an allowance.

We use and may continue to use forward foreign exchange contracts and other instruments to reduce our exposure to exchange rate fluctuations from intercompany balances denominated in foreign currencies, and we may not be able to reduce this exposure successfully. Accordingly, we may experience economic loss and a negative impact on our results of operations and equity as a result of foreign currency exchange rate fluctuations.

Our efforts to integrate the business and technology of any future acquisition, even if successful, may result in significant costs or create significant disruptions that outweigh the benefits of any such acquisition.

As part of our business strategy, we may acquire other companies, products or technologies. We may fail in our attempt to successfully integrate into our business the operations, technology, products, customers, suppliers and personnel of any such acquired business or technology. Even if integration is successful, any such acquisition may include costs for:

- integration of operations, including combining teams and processes in various functional areas;
- integration of new technology into our products;
- fees and expenses of professionals involved in completing the integration process; and
- potential existing liabilities of any future acquisition target.

Additionally, our efforts to consummate an acquisition or to successfully integrate any such acquisition could place a significant burden on our management and internal resources, disrupting our business. If we fail in our attempts to integrate any acquired business or technology, or if the costs and burdens of such acquisition or integration outweigh the benefits of such acquisition, our financial resources or financial results could be impaired.

The loss of any principal member of our management team or product development staff, on whom we rely heavily, could impair our ability to compete.

Our success depends heavily on our ability to retain the services of the principal members of our management team and product development staff. Competition among medical device companies for qualified employees is intense. We may fail to retain these key employees, and we may fail to attract qualified replacements if they do leave. We do not maintain key-person insurance on any of our employees. We do not have employment agreements with any of our employees, except in certain countries outside the United States. The loss of any of our key employees could significantly delay or prevent the achievement of our product development or business objectives.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

Much of our value arises out of our proprietary technology and intellectual property for the design, manufacture and use of point-of-care ultrasound imaging systems. Our success and ability to compete effectively depend on our ability to protect our proprietary information. We rely on patent, copyright, trade secret and trademark laws to protect our proprietary technology and limit the ability of others to compete with us using the same or similar technology.

We currently hold 19 patents relating to our technology. A number of other patents are pending in the United States and in foreign jurisdictions. Additionally, we have a license from our former parent, ATL, to use certain ATL technology and ATL technological developments in our point-of-care products. This license was exclusive through April 5, 2003, and became nonexclusive after that date. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information that we license from others.

Our efforts afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. Despite our efforts to protect our intellectual property, we may experience:

- unauthorized use of our technology by competitors;
- independent development of the same or similar technology by a competitor, coupled with a lack of enforceable patents on our part;
- failure of our pending patent applications to result in issued patents;
- successful interference actions to our patents, successful patent infringement lawsuits or successful oppositions to our patents and patent applications;
- unauthorized disclosure or use of our proprietary information by former employees or affiliates; and
- failure by our commercial partners to comply with their obligations to share technology or use our technology in a limited manner.

Policing unauthorized use of our intellectual property will be difficult and may be cost-prohibitive. We may fail to prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States. If we cannot prevent other companies from using our proprietary technology or if our patents are found invalid or otherwise unenforceable, we may be unable to compete effectively against other manufacturers of ultrasound systems, which could decrease our market share.

Existing or potential intellectual property claims and litigation may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

In order to protect or enforce our patent rights, we may initiate patent litigation. In addition, others may initiate patent litigation against us. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions. There are numerous issued and pending patents in the ultrasound field. The validity and breadth of medical technology patents may involve complex legal and factual questions for which important legal principles may remain unresolved. In addition, because patent applications can take many years to result in issued patents and are maintained in confidence by the U.S. Patent and Trademark Office while pending, there may be currently pending applications of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may infringe. Litigation may be necessary to:

- assert or defend against claims of infringement;
- enforce our issued and licensed patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the proprietary rights of others.

We may become involved in the defense and prosecution, if necessary, of intellectual property suits, patent interferences, opposition proceedings and other administrative proceedings. For example, on July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180 PLUS, SonoHeart and SonoHeart PLUS devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino has filed a summary judgment motion based on its allegations of infringement.

We also have asked the Texas court to stay proceedings in Neutrino's suit filed in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of SonoSite's products by such distributor infringes the '021 patent, and to enjoin Neutrino from filing similar suits against other sellers of SonoSite products. Neutrino had previously filed such a suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. That Tennessee case has been dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Tennessee judgment has no effect on the Texas proceedings. In the Florida action, we have filed a motion to stay the proceedings in the Florida court pending a final resolution of the patent suit in Texas. We have also filed a motion to strike certain counts of Neutrino's complaint.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to modify or discontinue selling our products or may enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2003, 2002 and 2001.

We do not consider a negative litigation outcome to be probable and have not accrued any amounts for potential losses related to these proceedings. Because of uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to its pending litigation. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

Our involvement in intellectual property claims and litigation could:

- divert existing management, scientific and financial resources;
- subject us to significant liabilities;
- allow our competitors to market competitive products without obtaining a license from us;
- cause product shipment delays and lost sales;
- require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or
- force us to modify or discontinue selling our products, or to develop new products.

The termination or other loss of our license to use certain ATL technology would significantly impair our ability to manufacture, market and sell our products.

We license certain technology from ATL that is incorporated into our single technology platform, and we use this ATL technology in all of our point-of-care ultrasound imaging systems. Virtually all of our revenue is attributable to products incorporating this ATL technology.

ATL may terminate our license in the event of an uncured material default by us in our obligations under the license agreement. Although many key aspects of our technology platform—including the high level of miniaturization that allows us to manufacture our systems—are independently owned by us under the terms of our spin-off from ATL, the termination or other loss of our license to use ATL technology would significantly impair our ability to manufacture, market and sell our products. If this happens, we may be unable to generate sufficient revenue to maintain our business.

Product liability and other claims and product field actions could increase our costs, delay or reduce our sales and damage our reputation, which could significantly impair our financial condition.

Our business exposes us to the risk of product liability, malpractice or warranty claims inherent in the sale and support of medical device products, including those based on claims that the use or failure of one of our products resulted in a misdiagnosis or harm to a patient. Such claims may damage our reputation by raising questions about our products' safety and efficacy, and could interfere with our efforts to market our products. Although to date we have not been involved in any medical malpractice or product liability litigation, we may incur significant liability if such litigation were to occur. We may also face adverse publicity resulting from product field actions or regulatory proceedings brought against us. Although we currently maintain liability insurance in amounts we believe are commercially reasonable, any product liability we incur may exceed our insurance coverage. Liability insurance is expensive and may cease to be available on acceptable terms, if at all. A product liability or other claim or product field action not covered by our insurance or exceeding our coverage could significantly impair our financial condition. In addition, a product field action or a liability claim against us could significantly harm our reputation and make it more difficult to obtain the funding and commercial relationships necessary to maintain our business.

If our stock price continues to be volatile, your shares may decline in value.

The market price for our common stock, as well as for securities of emerging growth companies generally, has been volatile in the past and is likely to continue to be volatile. You may be unable to resell your shares at or above the price you paid due to a number of factors, many of which are beyond our control, including:

- the difference between quarterly operating results and those expected by investors or securities analysts;
- changes in earnings estimates by analysts;

- the loss of significant orders;
- announcements of technological innovations or new products by our competitors;
- changes in the structure of healthcare financing and payment systems;
- general conditions in the medical industry or global economy;
- a lack of liquidity in the market for our stock; and
- a significant sale or sales of our common stock by one or more of our shareholders.

Our future capital-raising activities or acquisition of businesses or assets could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

To meet our long-term funding requirements, we may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. For example, in May 2002, we raised net proceeds of $42.6 million through the sale of 2,700,000 shares of our common stock. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. In addition, we may issue a significant amount of our securities in connection with our purchase of, or strategic investment in, other businesses or assets. Raising funds or paying for acquisitions through the issuance of equity securities will dilute the ownership of our existing shareholders. A negative reaction by investors and securities analysts to any sale or issuance of our equity securities could result in a decline in the trading price of our common stock.

The concentrated ownership of our common stock could delay or prevent a change of control, which could cause a decline in the market price of our common stock.

As of December 31, 2003, our executive officers, directors and affiliated entities together beneficially owned approximately 5.6% of the outstanding shares of our common stock. Based on currently available information, seven other shareholders owned in the aggregate approximately 49.5% of the outstanding shares of our common stock. Among these shareholders, the State of Wisconsin Investment Board, or SWIB, owned approximately 13.2% of the outstanding shares of our common stock and WM Advisors owned approximately 8.9%. As a result, these shareholders or any other concentrated owner may be able to exert significant influence over all matters requiring shareholder approval, including the election of directors, matters relating to the attraction and retention of employees, such as stock option plans, and approval of significant corporate transactions that could include certain matters relating to future financing arrangements and unsolicited tender offers. This concentration of ownership may delay, deter or prevent a third party from acquiring control over us at a premium over the then-current market price of our common stock, which could result in a decline in our stock price.

Our restated articles of incorporation, our bylaws, Washington law and some of our agreements contain provisions that could discourage a takeover and prevent shareholders from receiving a premium for their shares.

There are provisions in our restated articles of incorporation, our bylaws and Washington law that make it more difficult for a third party to obtain control of us, even if doing so would be beneficial to our shareholders.

Additionally, our acquisition may be made more difficult or expensive by the following:

- change of control provisions in our license agreement with ATL, which require us to pay ATL $75 million if, at any time between April 6, 2003 and April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors;
- acceleration provisions in benefit plans and change-in-control agreements with our employees; and
- our shareholder rights plan, which is designed to dilute a hostile acquiror's interest so that the acquisition becomes prohibitively expensive. Under our rights plan, each of our shareholders has one share purchase

right for each share of common stock held, with each right having an exercise price approximating our board of directors' estimate of the long-term value of one share of our common stock. The rights are triggered if an acquiror acquires, or successfully makes a tender offer for, 20% or more of our outstanding common stock. In such event, each shareholder other than the acquiror would have the right to purchase, at the exercise price, a number of newly issued shares of our capital stock at a 50% discount. If the acquiror were to acquire 50% or more of our assets or earning power, each shareholder would have the right to purchase, at the exercise price, a number of shares of acquiror's stock at a 50% discount. Our board of directors may redeem the rights at a nominal cost at any time before a person acquires 20% or more of our outstanding common stock, which allows board-approved transactions to proceed. In addition, our board of directors may exchange all or part of the rights (other than rights held by the acquiror) for such number of shares of our common stock equal in value to the exercise price. Such an exchange produces the desired dilution without actually requiring our shareholders to purchase shares.

If we incur a tax liability in connection with our spin-off from ATL, we would be required to pay a potentially significant expense, which would diminish our financial resources.

Our spin-off was treated by ATL as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986. If ATL were to recognize taxable gain from the spin-off, the Internal Revenue Service, or IRS, could impose that liability on any member of the ATL consolidated group as constituted prior to the spin-off, including us. Generally, the IRS may assert that our spin-off from ATL is a taxable transaction until the expiration of the statute of limitations applicable to ATL with respect to the spin-off transaction. The expiration of the statute of limitations with respect to the spin-off transaction depends upon the actions and tax filings of ATL and the special rules applicable to spin-offs in general, which special rules could result in the extension of the general statute of limitations for an indefinite period of time. In the event of a tax liability, ATL has agreed to cover 85% of any such liability, unless the tax is imposed due to our actions solely or by ATL solely, in which case, we have agreed with ATL that the party who is solely at fault shall bear all of the tax liability. We are unaware of any actions that would result in a tax liability to us under the indemnity agreement regarding the spin-off transaction. We are aware that ATL was acquired in a transaction subsequent to the spin-off transaction, which could potentially result in the spin-off being treated as a taxable transaction, but which resulting tax liability in our view would be the sole responsibility of ATL pursuant to our agreement with ATL. ATL may refuse, however, to indemnify us for a tax liability arising out of the spin-off transaction or may argue that it did not cause the tax liability to be imposed. In such event, we may incur a significant expense for all or a portion of the taxes related to the spin-off.

ITEM 2. PROPERTIES

Our principal offices are located in Bothell, Washington, where we lease approximately 65,000 square feet. The facility includes approximately 30,000 square feet of office space, 30,000 square feet of manufacturing space and 5,000 square feet for other uses, such as reception and meeting rooms. The lease runs through 2007. Our warehouse is located in a nearby 18,000 square foot building. The lease on this building runs through 2006. We believe that these facilities will be adequate to meet our needs for the foreseeable future. Additionally, we lease smaller office facilities at each subsidiary location.

ITEM 3. LEGAL PROCEEDINGS

On July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180 PLUS, SonoHeart and SonoHeart PLUS devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino has filed a summary judgment motion based on its allegations of infringement.

We also have asked the Texas court to stay proceedings in Neutrino's suit filed in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of SonoSite's products by such distributor infringes the '021 patent, and to enjoin Neutrino from filing similar suits against other sellers of SonoSite products. Neutrino had previously filed such a suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. That Tennessee case has been dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Tennessee judgment has no effect on the Texas proceedings. In the Florida action, we have filed a motion to stay the proceedings in the Florida court pending a final resolution of the patent suit in Texas. We have also filed a motion to strike certain counts of Neutrino's complaint.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to modify or discontinue selling our products or may enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2003, 2002 and 2001.

We do not consider a negative litigation outcome to be probable and have not accrued any amounts for potential losses related to these proceedings. Because of uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to its pending litigation. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our shareholders during the fourth quarter of the year ended December 31, 2003.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the Nasdaq National Market under the symbol SONO. The high and low sales prices for our common stock for each quarter are listed below. These prices reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Year	High	Low
2003		
Fourth quarter	$22.20	$15.25
Third quarter	$22.68	$14.85
Second quarter	$22.75	$13.90
First quarter	$15.84	$10.26
2002		
Fourth quarter	$16.17	$ 9.76
Third quarter	$15.65	$10.25
Second quarter	$19.68	$11.71
First quarter	$28.01	$18.20

We have not declared or paid cash dividends on our common stock. We currently intend to retain all earnings, if any, for future growth and, therefore, do not intend to pay cash dividends on our common stock in the foreseeable future.

Holders

As of February 27, 2004, there were 3,330 holders of record of the common stock. This figure does not include the number of shareholders whose shares are held of record by a broker or clearing agency, but does include each such brokerage house or clearing agency as a single holder of record.

Equity Compensation Plans

The following table provides information regarding our existing compensation plans and individual compensation arrangements pursuant to which our equity securities may be issued to employees, directors, consultants, advisors or other persons in exchange for consideration in the form of services.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,388,434(1)	$14.43	284,125
Equity compensation plans not approved by security holders	1,531,239(2)	$17.59	51,842
Total	2,919,673	$16.09	335,967

(1) Issuable under our 1998 Plan, Management Incentive Compensation Plan, Nonemployee Director Stock Option Plan and Adjustment Plan.

(2) Issuable under our 1998 Nonofficer Employee Stock Option Plan as described in Note 8 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Also includes 95,000 options outside of all plans issued to corporate officers in 2000 and 35,000 options outside of all plans issued to corporate officers in 2003.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this report.

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Statement of Operations Data					
Sales revenues	$84,770	$73,035	$ 45,695	$ 32,037	$ 10,185
Cost of sales revenue	30,918	29,800	21,861	18,649	6,498
Gross margin	53,852	43,235	23,834	13,388	3,687
Grant revenue	—	—	—	—	125
Operating expenses:					
Research and development	11,179	12,126	12,715	11,835	14,533
Sales and marketing	38,474	33,555	22,312	17,371	9,767
General and administrative	7,315	5,983	5,312	4,712	2,663
Total operating expenses	56,968	51,664	40,339	33,918	26,963
Other income (loss):					
Interest income	965	958	1,123	2,478	1,600
Interest expense	(23)	(36)	(61)	(90)	(91)
Equity in (losses) earnings of affiliates	(87)	(188)	(675)	(830)	30
Other gain (loss)	477	(36)	(291)	—	—
Total other income	1,332	698	96	1,558	1,539
Net loss	$(1,784)	$(7,731)	$(16,409)	$(18,972)	$(21,612)
Basic and diluted net loss per share	$ (0.12)	$ (0.59)	$ (1.59)	$ (2.01)	$ (3.08)
Weighted average common and potential common shares used in computing basic and diluted net loss per share	14,335	13,075	10,300	9,418	7,025

	As of December 31,				
	2003	2002	2001	2000	1999
	(in thousands)				
Balance Sheet Data					
Cash and cash equivalents	$ 13,683	$ 26,381	$33,116	$11,067	$33,252
Working capital	54,809	56,705	49,326	40,534	54,923
Total assets	109,090	105,877	63,076	58,024	69,726
Long-term obligations, less current portion	—	88	185	316	135
Total shareholders' equity	95,330	92,614	55,683	47,808	63,709

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading worldwide developer of high-performance, hand-carried ultrasound imaging systems for use in a variety of clinical applications and settings. Our proprietary technologies have enabled us to design hand-carried diagnostic ultrasound systems that combine all-digital, high-resolution imaging with advanced features and capabilities traditionally found on cart-based ultrasound systems. We believe that the mobility, high clinical utility, durability, ease of use and cost-effectiveness of our products are expanding existing markets and will create new markets for ultrasound imaging by bringing ultrasound out of the imaging center to other clinical settings and to the point-of-care such as the patient's bedside or the physician's examining table.

The size and complexity of traditional cart-based ultrasound systems typically require a physician or highly trained clinician to perform the examination in a centralized imaging department, such as a hospital's radiology department. By providing ultrasound at the primary point-of-care, our easy-to-use systems can eliminate delays associated with the referral process and enable physicians to use ultrasound more frequently and in a wider variety of clinical settings. This increased accessibility creates the potential for enhanced patient care through earlier diagnosis of diseases and conditions.

Our products are used for imaging in a variety of medical specialties, such as radiology, obstetrics and gynecology, emergency medicine, surgery, cardiology, internal medicine and vascular medicine. Our current products include the SonoSite TITAN system, for general imaging and cardiology applications, the SonoSite 180PLUS system, for general ultrasound imaging, and the SonoHeart ELITE, specifically configured for cardiovascular applications. The iLook 25 imaging tool is designed to provide visual guidance for physicians and nurses while performing vascular access procedures and the iLook 15 imaging tool is designed to provide visual imaging of the chest and abdomen for physicians and nurses while performing other procedures and examinations. Our TITAN, SonoSite 180PLUS and SonoHeart ELITE products are used together with any of our transducers that are designed for specific clinical applications. Our iLook products each have a single transducer for specific clinical applications. We first shipped our newest product, the SonoSite TITAN, in June 2003.

We were formerly a division of ATL Ultrasound, Inc., or ATL. On April 6, 1998, we were spun-off as an independent, publicly owned Washington corporation to further the development and commercialization of high-performance, hand-carried ultrasound imaging systems. ATL retained no ownership in us following the spin-off. We entered into a technology transfer and license agreement with ATL pursuant to which we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight. We sold our first products in September 1999.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, warranty obligations, service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our critical accounting policies include accounts receivable, revenue recognition, valuation of inventories and treatment of warranty expense.

Accounts receivable. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts receivable and evaluating individual customer receivables, considering customers' financial condition, historical experience, credit history and current economic condition. Losses can be difficult to anticipate. For example, in 2002, we wrote off approximately $400,000 of our Argentine receivables due to adverse economic conditions in Argentina. An increase in losses beyond those expected by management would reduce earnings when they become known.

Revenue recognition. We recognize revenue on products and accessories when goods are shipped under an agreement with a customer, risk of loss and title have passed to the customer and collection of any resulting receivable is reasonably assured. For service contracts, revenue is recognized over the term of the contract. Revenue is recorded net of estimated returns. Sales discounts are recorded as a reduction in revenue.

In connection with sales to certain specific international customers, we sometimes conclude that full collection of the related accounts receivable is not reasonably assured due to extended payment terms or the financial condition of our customer and, consequently, we do not recognize revenue or cost of revenue at the time of title transfer. In instances where collection is not reasonably assured, revenue and cost of revenue are recorded when cash is received.

Our sales arrangements may contain multiple elements, which include hardware and software products. Revenue from the sale of software in these arrangements is recognized in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," as amended. In general, we have vendor specific objective evidence, or VSOE, of fair value for our products. Accordingly, for transactions that have undelivered elements for which we have VSOE of the elements, revenue equal to the total fair value of the undelivered elements is deferred and is not recognized until the element is delivered to the customer.

Valuation of inventories. Inventories are stated at the lower of cost or market on a first-in, first-out method. Included in our inventories balance are demonstration products used by our sales representatives and marketing department and items that have been shipped to customers for which revenue recognition requirements have not been met. Cost adjustments are recorded for obsolete material, earlier generation products and used product held either as saleable inventory or as demonstration product. The adjustments reduce their carrying values to amounts not lower than that which is expected to result in approximately normal profit margins upon sale. Inventory items for which title has passed to customers are evaluated for recoverability based on the same process we use to evaluate collection of accounts receivable.

We make judgments regarding the carrying value of our inventory based on current market conditions. Market conditions may change depending upon competitive product introductions, consumer demand and reimbursement criteria in the medical community. If market conditions change or if the introduction of new products by us impacts the market for our previously released products, we may be required to write down the cost of our inventory.

Warranty expense. We accrue estimated warranty expenses at the time of sale for costs expected to be incurred under our product warranties. This provision for warranty expenses is made based upon our historical experience and management's judgment. We have limited history with some of our products. Any unexpected increase in defects would result in an increase in warranty expense and a reduction in earnings.

Results of Operations

Revenue

Overview

Revenue increased to $84.8 million in 2003, compared to $73.0 million in 2002 and $45.7 million in 2001. The increase in revenue in 2003 compared to 2002 was primarily due to an increase in sales in the United States and Europe, which was somewhat offset by a decline in sales to our distributor in Japan. The increase in revenue was primarily due to sales of our latest product introduction, the TITAN system. The first shipments of the TITAN system occurred in June 2003 and accounted for approximately 28% of our worldwide revenue for the year ended December 31, 2003.

Approximately 69% of the increase in revenue in 2002 compared to 2001 was in the United States. The increase resulted from having a fully staffed direct sales force for the entire year 2002, new product introductions and our increased average selling price. Sales representatives increased productivity as they became more experienced and were assisted by a team of clinical application specialists. These specialists performed product demonstrations and customer support, enabling sales representatives to focus on sales calls. Additionally, the average selling price per system increased due to an increase in sales of higher priced features. Approximately 21% of the increase was in Europe, where we opened two new sales offices in Germany and Spain in 2002 and had a full year of operation in the United Kingdom and France compared to the prior year.

United States

U.S. revenue increased to $52.4 million in 2003, compared to $42.6 million in 2002, due to sales of the TITAN system, increased government and military sales and higher sales force productivity. Sales of the TITAN system accounted for approximately 30% of U.S. revenue in 2003. U.S. revenue increased to $42.6 million in 2002, compared to $23.8 million in 2001, due to an increase in U.S. direct sales representatives, new product introductions and increased average selling prices.

Rest of the world

Revenue from Europe, Africa and the Middle East increased to $21.3 million in 2003 from $14.8 million in 2002 primarily due to an increase in revenue from direct sales in the United Kingdom, France and Germany. Sales of the TITAN system accounted for approximately 30% of such revenue in 2003. Changes in exchange rates accounted for approximately $2.1 million of the increase in revenue. In Germany, recent health care reform introduced a Diagnosis Related Group system that changes health care reimbursements from a "per day" reimbursement to a "per case" reimbursement. This change caused hospital administrators to delay capital equipment purchases as they evaluate the impact of the new system. Although revenue from Germany increased on a comparable basis, this delay negatively impacted our actual results against our sales expectations in Germany in 2003. The increase to $14.8 million in 2002 from $9.1 million in 2001 was primarily due to an increase in direct sales in the United Kingdom and France along with sales from our direct sales operations in Germany and Spain, which opened in 2002.

Revenue from Canada, Australia, South America, Latin America and Asia (excluding Japan) increased to $9.5 million in 2003 from $8.1 million in 2002 primarily due to a large sale to the government of Argentina. The increase to $8.1 million in 2002 from $5.0 million in 2001 was primarily due to an increase in orders from our distributors in China and Mexico.

Revenue from Japan decreased to $1.6 million in 2003 from $7.5 million in 2002 primarily due to a decrease in orders from our distributor, Olympus. The Olympus organization underwent significant organizational changes, which affected its ability to provide sufficient sales and marketing focus on our products. As a result, we are working to establish additional distribution relationships in Japan. We expect these relationships to become operational in the first half of 2004. The decrease of revenue in Japan to $7.5 million in 2002 from $7.8 million in 2001 was due to the timing of orders received from Olympus and the delay in approval of our new products.

We anticipate that revenue will increase in 2004 compared to prior years due to continued expansion of our direct selling efforts in the United States and Europe, the establishment of direct sales operations in Japan, Canada and Australia, introduction of new product features, and the overall expansion of market awareness and acceptance of our products. However, increased competition may impact the extent of the increase in our anticipated growth in revenue. We currently face competition from larger companies that manufacture cart-based and portable ultrasound systems and have greater financial and other resources. Some of these competitors are introducing hand-carried ultrasound products. In 2004, we anticipate improvement in our revenue from Japan due to the establishment of direct sales operation there and the expected establishment of additional distributor relationships. However, regulatory approval of our new products in Japan could be delayed, which could impact our anticipated revenue.

Gross margin

Gross margin increased to 64% in 2003, compared to 59% in 2002 and 52% in 2001. The increase in gross margin in 2003 was primarily due to improved manufacturing efficiencies and increased average selling prices.

The increased average selling prices resulted primarily from initial sales of the TITAN system, an increase in the percentage of direct sales compared with distributor sales and an increase in sales with advanced-feature configurations. Direct sales accounted for approximately 80% of total sales in 2003 compared to 69% in 2002.

The increase in gross margin in 2002 from 2001 was primarily due to an increase in the percentage of direct sales compared with distributor sales, increased average selling prices due to the sale of higher-priced features and improved manufacturing efficiencies. Direct sales accounted for approximately 69% of total sales in 2002 compared to 54% in 2001.

We expect our gross margin percentage in 2004 to increase slightly from our gross margin in 2003. Nevertheless, increased competition from existing and new competitors in the highly portable ultrasound system market could result in lower average realized prices and could lower our gross margin. Our gross margin can be expected to fluctuate in future periods based on the mix of business between direct and distributor sales and our product and accessories sales mixes. Changes in our cost of inventory also may impact our gross margin. Included in our inventories are demonstration products, refurbished products and products held by our customers, which are valued by us at amounts not lower than that which is expected to result in approximately normal margins upon sale. If market conditions change or the introduction of new products by us impacts the market for our previously released products, we may be required to write down the cost of our inventory, resulting in a negative impact on gross margins. Additionally, we rely on our sales forecasts by product to determine production volume. To the extent our sales forecasts or product mix estimates are inaccurate, we may produce excess inventory or experience inventory shortages, which may result in an increase in our costs of revenue and a decrease in our gross margin.

Operating expenses

Research and development expenses were $11.2 million in 2003, compared to $12.1 million in 2002 and $12.7 million in 2001. Research and development expenses decreased in 2003 compared to 2002 primarily due to expenses incurred in 2002 associated with the development of the TITAN system and the iLook products combined with a reduction in product development costs in 2003 due to the completion of the TITAN system, which first shipped to customers in June 2003.

The decrease in 2002 research and development expenses compared to 2001 was primarily due to a reduction in product development costs after the completion and introduction of the SonoHeart ELITE and iLook products during the first nine months of 2002.

We anticipate that research and development expenses will increase in 2004 due to increased development of new products using newly-designed integrated circuit chips. However, should our competitors develop products with features that equal or exceed the features that exist in our products, we may incur higher than anticipated research and development costs in order to accelerate existing programs and compete more effectively.

Sales and marketing expenses increased to $38.5 million in 2003, compared to $33.6 million in 2002 and $22.3 million in 2001. The $4.9 million increase in expenses in 2003 compared to 2002 was primarily due to increased expenses in Europe. Expenses in Europe increased due to the increase, year over year, in the number of sales representatives there and expenses associated with the TITAN product launch. In addition, expenses increased due to the increase, year over year, in the number of clinical application specialists in the United States, and expenses associated with the reconfiguration of our United States sales territories in early 2003. Changes in exchange rates accounted for approximately $1.4 million of the increase in expenses.

The increase in sales and marketing expenses in 2002 compared to 2001 was primarily due to our direct sales activities in the United States, where for the first time we had a fully operational sales force for an entire year. Approximately 22% of the increase was related to the addition of clinical application specialists in the United States, who assisted sales representatives with product demonstrations and customer support. Approximately 38% of the increase was related to our direct sales activities in Europe where we opened two new sales office and increased headcount in our two existing offices.

We anticipate that sales and marketing expenses in 2004 will increase primarily due to sales force expansion in the U.S. and the establishment of direct sales operations in Japan, Canada and Australia.

General and administrative expenses were $7.3 million in 2003, compared to $6.0 million in 2002 and $5.3 million in 2001. The increase in general and administrative expenses in 2003 was related primarily to supporting our business growth and to legal and consulting expenses associated with medical reimbursement activities. The increase in 2002 was primarily due to supporting our business growth and to legal expenses incurred to defend our intellectual property rights.

We anticipate that general and administrative expenses will increase in 2004 in order to support our increased business activity. We may incur additional substantial legal expenses as we continue to defend our patent rights in the existing Neutrino patent infringement litigation. In addition, we may incur unanticipated legal expenses if we become involved in any new litigation.

Other income (loss)

For other income and loss, we reported income of $1.3 million in 2003 compared to $698,000 in 2002. The increase in 2003 compared to 2002 was primarily due to foreign currency transaction gains of approximately $346,000 and net realized gains on investments of approximately $117,000 in 2003.

We reported income of $698,000 in 2002, compared to $96,000 in 2001. The increase in 2002 compared to 2001 was primarily due to a decrease in equity investment losses from our joint venture in China. In 2002, we began the process of terminating our joint venture in China and have since entered into a new joint venture in China with a new partner.

Liquidity and Capital Resources

Our cash and cash equivalents balance was $13.7 million as of December 31, 2003, compared to $26.4 million as of December 31, 2002. Cash and cash equivalents were primarily invested in money market accounts.

Operating activities used cash of $5.8 million in 2003, compared to $8.3 million in 2002 and $17.8 million in 2001. The decrease in cash used in 2003 compared with 2002 was primarily due to a $5.9 million reduction in our net loss. This was offset by increases in accounts receivable and inventories to support our business growth.

The 2002 decrease in cash used in operations as compared with 2001 was primarily due to a reduction of $8.7 million in our net loss. The decrease in cash used was also due to changes in accounts receivable and accounts payable, both of which were substantially offset by the change in inventories. The effect on cash from the change in accounts receivable improved in 2002 compared to 2001 primarily due to improved collection efforts. Accounts payable increased primarily due to the timing of payments, increased inventory purchases and our overall growth. Inventories increased to support increased business activity.

Investing activities used cash of $10.6 million in 2003, compared to cash used of $42.3 million in 2002 and cash provided of $15.9 million in 2001. The decrease in cash used in 2003 compared with 2002 reflects the fact that we used $8.7 million of cash in 2003 for net purchases of investment securities compared to 2002 when we had net purchases of investment securities of $39.5 million. In 2001, we received $18.0 million on the net sales of investment securities.

We anticipate using cash to invest in high quality investment instruments in 2004, the extent of which will depend on the interest rate environment during the period and the timing of cash flows from our operations during the period.

Financing activities provided cash of $3.7 million in 2003, compared to $43.5 million in 2002 and $24.0 million in 2001. The main source of cash provided by financing activities in 2003 was the exercise of stock options totaling $3.8 million, compared to $1.0 million in 2002. In May 2002, we received net proceeds of $42.6 million through the sale of 2,700,000 shares of our common stock at $17.25 per share. In August 2001, we received net proceeds of $23.1 million through the sale of 1,666,667 shares of our common stock at $15.00 per share.

We anticipate that cash used in operations will decrease in 2004 compared to 2003 primarily due to anticipated decreases in our net loss. This decrease will depend on our ability to successfully sell our products, collect our receivables, control our inventories and manage our expenses.

We believe that our existing cash and cash generated from operations will be sufficient to fund our operations and planned capital expenditures in 2004. Nevertheless, we may experience an increased need for additional cash due to:

- any significant decline in our revenues or gross margins;
- any delay or inability to collect accounts receivable;
- any acquisition or strategic investment in another business;
- any significant increase in expenditures as a result of expansion of our sales and marketing infrastructure, our manufacturing capability or our product development activities;
- any significant increase in our sales and marketing expenditures as a result of our introduction of new products; and
- any significant increase in expenditures related to the Neutrino patent infringement litigation.

Off-balance sheet arrangements

As of December 31, 2003, we had no off-balance sheet debt. Furthermore, except for certain foreign exchange rate hedging transactions, discussed more fully under "Foreign currency risk" in Item 7A below, we are not a party to any derivative transaction.

We apply the disclosure provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to our agreements that contain guarantee or indemnification clauses. We provide (i) indemnifications of varying scope and size to our customers and distributors against claims of intellectual property infringement made by third parties arising from the use of our products; (ii) indemnifications of varying scope and size to our customers against third party claims arising as a result of defects in our products; (iii) indemnifications of varying scope and size to consultants against third party claims arising from the services they provide to us; and (iv) guarantees to support obligations of some of our subsidiaries such as lease payments. These indemnifications and guarantees give rise only to the disclosure provisions of FIN 45. To date, we have not incurred material costs as a result of these obligations and do not expect to incur material costs in the future. Accordingly, we have not accrued any liabilities in our financial statements related to these indemnifications or guarantees.

Contractual obligations

We have the following contractual obligations as of December 31, 2003:

	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands)				
Capital lease obligations	$ 92	$ 92	$ —	$ —	$ —
Operating leases	6,463	1,513	2,950	1,056	944
Unconditional purchase obligations	3,443	3,443	—	—	—
	$9,998	$5,048	$2,950	$1,056	$944

Other commitments

As part of our agreements with our suppliers, suppliers may procure resources and material expected to be used for the manufacture of our product in accordance with our production schedule provided to them. We may be responsible for compensating our suppliers for these procurements in the event these items are not used in the quantities submitted as part of the production schedule or material becomes obsolete as a result of production timing, material changes or design changes.

As part of obtaining our lease for our current facility, we were required to deposit approximately $350,000, representing restricted cash with our bank. Also, we were required to maintain a deposit of approximately $310,000 with our bank in the United Kingdom as security for payment of customs and duties charges. Both amounts are included in other long-term assets.

In March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of our integrated circuit chips using 0.35-micron technology. We have designed and implemented a new chip using 0.2-micron technology that will continue to be produced by Philips to replace all but one of the discontinued chips. We expect to design and implement an additional new chip to replace the remaining 0.35-micron chip by early 2005. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of 0.35-micron chips from Philips for our anticipated manufacturing needs until new chips have been incorporated in all of our products. We pay for these chips at the time deliveries are made to us. As of December 31, 2003, our remaining purchase commitment was approximately $3.4 million. On December 31, 2004, we are required to take possession of, and pay for, the balance of the undelivered chips.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS, No. 143, "Accounting for Asset Retirement Obligations," which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for our 2003 fiscal year and we adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have an impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of Statement No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," with respect to determining when and how to allocate revenue from sales with multiple deliverables. The EITF 00-21 consensus provides a framework for determining when and how to allocate revenue from sales with multiple deliverables based on a determination of whether the multiple deliverables qualify to be accounted for as separate units of accounting. The consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003 and we adopted this consensus on July 1, 2003. The adoption of this consensus did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities". Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. On October 8, 2003, the FASB deferred the implementation date for the consolidation requirements of FIN 46 as it relates to variable interest entities that existed before February 1, 2003. FIN 46 also requires companies that expect to consolidate a variable interest entity they acquired before February 1, 2003 to disclose the entity's nature, size, activities, and the company's maximum exposure to loss in financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46R with respect to variable interest entities created before January 31, 2003, which, among other things, revised the implementation date to the fiscal year or interim period ending after March 15, 2004 except for Special Purpose Entities. The adoption of this interpretation did not have an impact on our consolidated financial statements nor do we expect that it will have a material impact on our future consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. SFAS No. 150

is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to market risk relating to changes in interest rates, which could adversely affect the value of our investments in marketable securities.

As of December 31, 2003, our portfolio consisted of $13.1 million of interest-bearing debt securities with maturities of less than one year and $34.2 million of interest-bearing debt securities with maturities of more than one year. Our intent is to hold these securities until maturity, but we have classified them as available-for-sale in the event of unanticipated cash needs. The interest bearing securities are subject to interest rate risk and will fall in value if market interest rates increase. We believe that the impact on the fair market value of our securities and related earnings for 2004 from a hypothetical 10% increase in market interest rates would not have a material impact on the investment portfolio.

Foreign currency risk

Except for sales transacted by our wholly owned foreign subsidiaries, we transact all our sales in United States dollars, or USDs; therefore, the obligations of many of our international customers are in USDs. Our exposure to risk from fluctuations in foreign currencies relates primarily to the strengthening of the USD against the local currency of our international customers, which may impact our ability to collect amounts owed by our international customers.

As of December 31, 2003, 52% of our outstanding accounts receivable balance was from international customers, of which 49%, or approximately $6.8 million, was denominated in a currency other than USDs. Total sales for the year ended December 31, 2003 denominated in a currency other than USDs were approximately $15.5 million, or 18% of total consolidated revenues. The British Pound and the Euro represented the majority of financial transactions executed in a currency not denominated in USDs. Historically, the impact on us of changes in exchange rates compared to the USD has been insignificant. We regularly review our receivable positions in foreign countries for any indication that collection may be at risk. In addition, we utilize letters of credit where they are warranted in order to mitigate our collection risk.

We periodically enter into foreign currency forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. The currencies hedged during 2003 were the British Pound and the Euro. On December 31, 2003, we entered into foreign currency forward contracts totaling $8.7 million. All of these contracts expire on March 31, 2004 and serve as hedges of a substantial portion of our British Pound and Euro-denominated intercompany balances. A sensitivity analysis of a change in the fair value of the contracts entered into on December 31, 2003 indicates that, if the USD weakened by 10% against the British Pound and the Euro, the fair value of these contracts would decrease by approximately $870,000. Conversely, if the USD strengthened by 10% against the British Pound and the Euro, the fair value of these contracts would increase by approximately $870,000. Any gains and losses on the fair value of these contracts would be largely offset by losses and gains on the underlying transactions. These offsetting gains and losses are not reflected in the sensitivity analysis above. The fair value of these contracts as of December 31, 2003 was not material to our results of operations or our financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SONOSITE, INC.

INDEX TO FINANCIAL STATEMENTS

	Page
Independent Auditors' Report	36
Consolidated Balance Sheets	37
Consolidated Statements of Operations	38
Consolidated Statements of Cash Flows	39
Consolidated Statements of Shareholders' Equity and Comprehensive Loss	40
Notes to Consolidated Financial Statements	41

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
SonoSite, Inc.:

We have audited the accompanying consolidated balance sheets of SonoSite, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and shareholders' equity and comprehensive loss for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(a). These consolidated financial statements and the financial statement schedule are the responsibility of SonoSite, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SonoSite, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Seattle, Washington
February 6, 2004

SONOSITE, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 13,683	$ 26,381
Short-term investment securities	13,094	10,019
Accounts receivable, less allowance for doubtful accounts of $933 and $832	25,849	20,101
Inventories	14,148	11,787
Prepaid expenses and other current assets	1,520	1,339
Total current assets	68,294	69,627
Property and equipment, net	5,564	6,092
Investment securities	34,239	29,421
Other assets	993	737
Total assets	$109,090	$105,877
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 3,054	$ 4,310
Accrued expenses	6,503	5,404
Current portion of long-term obligations	88	136
Deferred revenue	3,840	3,072
Total current liabilities	13,485	12,922
Deferred rent	275	253
Long-term obligations, less current portion	—	88
Total liabilities	13,760	13,263
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $1.00 par value		
Authorized shares—6,000,000		
Issued and outstanding shares—none	—	—
Common stock, $0.01 par value		
Shares authorized—50,000,000		
Issued and outstanding shares:		
As of December 31, 2003—14,572,524		
As of December 31, 2002—14,195,280	146	142
Additional paid-in capital	180,839	177,007
Accumulated deficit	(87,416)	(85,632)
Accumulated other comprehensive income	1,761	1,097
Total shareholders' equity	95,330	92,614
Total liabilities and shareholders' equity	$109,090	$105,877

See accompanying notes to the consolidated financial statements

SONOSITE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except loss per share)

	For the Years Ended December 31,		
	2003	2002	2001
Revenue	$84,770	$73,035	$ 45,695
Cost of revenue	30,918	29,800	21,861
Gross margin	53,852	43,235	23,834
Operating expenses:			
Research and development	11,179	12,126	12,715
Sales and marketing	38,474	33,555	22,312
General and administrative	7,315	5,983	5,312
Total operating expenses	56,968	51,664	40,339
Other income (loss):			
Interest income	965	958	1,123
Interest expense	(23)	(36)	(61)
Equity in losses of affiliates	(87)	(188)	(675)
Other	477	(36)	(291)
Total other income	1,332	698	96
Net loss	$ (1,784)	$ (7,731)	$(16,409)
Basic and diluted net loss per share	$ (0.12)	$ (0.59)	$ (1.59)
Weighted average common and potential common shares used in computing basic and diluted net loss per share	14,335	13,075	10,300

See accompanying notes to the consolidated financial statements

SONOSITE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Operating activities:			
Net loss	$ (1,784)	$ (7,731)	$(16,409)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,493	2,556	2,276
Net loss (gains) on investments	(117)	37	240
Equity in losses of affiliates	87	188	675
Amortization of premiums on investment securities	668	302	—
Stock-based compensation	42	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(5,047)	(5,624)	(6,571)
Inventories	(2,019)	(3,350)	4,026
Prepaid expenses and other assets	(524)	(627)	383
Accounts payable	(1,290)	2,378	(3,647)
Accrued expenses	935	1,547	132
Deferred liabilities	761	1,978	1,047
Net cash used in operating activities	(5,795)	(8,346)	(17,848)
Investing activities:			
Purchase of investment securities	(85,425)	(43,228)	(2,624)
Proceeds from sales/maturities of investment securities	76,773	3,758	20,593
Purchase of property and equipment	(1,924)	(2,808)	(1,981)
Increase in other assets	—	—	(131)
Net cash provided by (used in) investing activities	(10,576)	(42,278)	15,857
Financing activities:			
Net proceeds from sale of common shares	—	42,611	23,147
Exercise of stock options	3,794	954	1,146
Repayment of long-term obligations	(136)	(92)	(253)
Net cash provided by financing activities	3,658	43,473	24,040
Effect of exchange rate changes on cash and cash equivalents	15	416	—
Net change in cash and cash equivalents	(12,698)	(6,735)	22,049
Cash and cash equivalents at beginning of year	26,381	33,116	11,067
Cash and cash equivalents at end of year	$ 13,683	$ 26,381	$ 33,116
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ (23)	$ (36)	$ (61)

See accompanying notes to the consolidated financial statements

SONOSITE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount				
Balance at December 31, 2000	9,551,596	$ 96	$109,195	$(61,492)	$ 9	$ 47,808
Comprehensive loss:						
Net loss	—	—	—	(16,409)	—	(16,409)
Net unrealized loss on investment securities	—	—	—	—	(249)	(249)
Less reclassification adjustment for losses included in net loss	—	—	—	—	240	240
Comprehensive loss						(16,418)
Sales of common shares, net of issuance costs of $1,853	1,666,667	17	23,130	—	—	23,147
Exercise of stock options	145,009	1	1,145	—	—	1,146
Cancellation of restricted stock	(41)	—	—	—	—	—
Balance at December 31, 2001	11,363,231	114	133,470	(77,901)		55,683
Comprehensive loss:						
Net loss	—	—	—	(7,731)	—	(7,731)
Net unrealized gain on investment securities	—	—	—	—	272	272
Less reclassification adjustment for losses included in net loss	—	—	—	—	37	37
Foreign currency translation adjustment	—	—	—	—	788	788
Comprehensive loss						(6,634)
Sales of common shares, net of issuance costs of $3,964	2,700,000	27	42,584	—	—	42,611
Exercise of stock options	132,049	1	953	—	—	954
Balance at December 31, 2002	14,195,280	142	177,007	(85,632)	1,097	92,614
Comprehensive loss:						
Net loss	—	—	—	(1,784)	—	(1,784)
Net unrealized loss on investment securities	—	—	—	—	(91)	(91)
Less reclassification adjustment for gains included in net loss	—	—	—	—	(117)	(117)
Foreign currency translation adjustment	—	—	—	—	872	872
Comprehensive loss						(1,120)
Exercise of stock options	377,244	4	3,790	—	—	3,794
Stock-based non-employee compensation	—	—	42	—	—	42
Balance at December 31, 2003	14,572,524	$146	$180,839	$(87,416)	$1,761	$ 95,330

See accompanying notes to the consolidated financial statements

1. Business Overview

SonoSite commenced operations as a division of ATL Ultrasound, Inc., or ATL. We were formed to develop the design and specifications for a high-performance, hand-carried ultrasound imaging system and other mobile ultrasound products for diagnostic imaging in a multitude of clinical and field settings. On April 6, 1998 (the "Distribution Date"), we became an independent, publicly owned company through a distribution of one new share of our stock for every three shares of ATL stock held as of that date. ATL retained no ownership in SonoSite following the spin-off.

Initially, we sold our products primarily through medical product distributors worldwide. In February 2000, we established a contract direct sales force focused exclusively on selling our products within the United States. In the first quarter of 2001, we elected to convert our contract selling force to direct employees and to expand the number of direct sales people domestically.

During 2001, we established wholly owned subsidiaries, SonoSite, Ltd., in the United Kingdom, and SonoSite France SARL in France. During 2002, we established wholly owned subsidiaries, SonoSite GmbH in Germany and SonoSite Iberica, S.L. in Spain. Each subsidiary is chartered to develop direct selling operations within their assigned territories.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of SonoSite, Inc., and our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management must make estimates and make assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification of prior period balances

Certain amounts reported in previous periods have been reclassified to conform to current period presentation.

Cash and cash equivalents

Cash and cash equivalents consist of money market accounts with major U.S. banks and highly liquid debt instruments with original or remaining maturities at purchase of three months or less.

Investment securities

Investment securities consist of high-grade U.S. government or corporate debt and high-grade asset-backed securities. While our intent is to hold our securities until maturity, we classify all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities are carried at fair value, with the unrealized gains and losses reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis.

A decline in market value of any available-for-sale security below cost that is determined to be other than temporary results in a revaluation of its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

Accounts receivable

In the ordinary course of business, we grant credit to a broad customer base. Of the accounts receivable balance at December 31, 2003, 52% and 48% were receivable from international and domestic parties, prior to any allowance for doubtful accounts. The same percentages as of December 31, 2002 were 51% and 49% prior to any allowance for doubtful accounts.

The following table presents individual customers whose outstanding receivable balance as a percentage of total trade receivables and/or revenue as a percentage of total revenue exceeded 10% as of, and for the year ended, December 31:

	Accounts Receivable		Revenue		
	2003	2002	2003	2002	2001
Japanese distributor		12%		10%	17%
U.S. direct customer	—	12%	—	—	—
Totals	—%	24%	—%	10%	17%

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. When we determine that amounts owed from customers are uncollectible, such amounts are charged off against the allowances for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Fair value of financial instruments

The carrying value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain long-term other assets, approximates fair value. Cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. Other long-term assets approximate fair value as interest rates on these items approximate market. Investment securities are carried at fair value.

We utilize foreign currency forward contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies. We recognize all derivative financial instruments (foreign currency forward contracts) in accordance with Statement of Financial Accounting Standards, or SFAS, No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivative instruments designed as cash flow and net investment hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income. The ineffective portions are recognized in earnings.

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out method. Included in our inventories balance are demonstration products used by our sales representatives and marketing department, and items that have been shipped to customers for which revenue recognition requirements have not been met including products whose title and custody have passed to the customer. Adjustments to cost are recorded for obsolete material, earlier generation products and refurbished product held either as saleable inventory or as demonstration product. The adjustments reduce their carrying values to amounts not lower than that which is expected to result in approximately normal profit margins upon sale. Inventory items for which title has passed to customers are evaluated for recoverability based on the same process we use to evaluate collection of accounts receivable. If market conditions are less favorable than those projected by management, additional downward inventory cost adjustments may be required.

Property and equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Maintenance and repair costs are expensed as incurred, with additions and improvements to property and equipment capitalized.

Depreciation and amortization are calculated using the straight-line method over estimated useful lives as follows:

Asset	Estimated Useful Lives
Equipment, other than computer	3–7 years
Software	3 years
Computer equipment	3–5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life or expected remaining lease term

Direct internal and external costs for computer software developed for internal use are capitalized in accordance with American Institute of Certified Public Accountants Statement of Position, or SOP, 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Capitalized costs are amortized using the straight-line method over the estimated useful lives beginning when each module is complete and ready for use. Such costs are insignificant for all periods presented.

The carrying value of long-lived assets is evaluated for impairment when events or changes in circumstances occur, which may indicate the carrying amount of the asset may not be recoverable. We evaluate the carrying value of the assets by comparing the estimated future undiscounted cash flows generated from the use of the asset and its eventual disposition with the assets' reported net book value.

Investment in and receivable from affiliates

When we have investments in companies where we have the ability to exercise influence over, but not control, operating and financial policies, these investments are accounted for under the equity method. Accordingly, our share in the net income or loss in these investees is included in other income or loss.

We have a 40% ownership interest in a joint venture in China that is currently inactive and is in the process of being dissolved. At December 31, 2003, our carrying values for both our investment in this joint venture and receivable from this joint venture were zero. In 2003, we entered into a new joint venture in China with a new partner in which we have a 30% ownership interest. At December 31, 2003, the carrying value of this investment was approximately $4,000, which is included in other long-term assets, and the receivable from this investee was approximately $246,000, which is included in accounts receivable. At December 31, 2003, we owed the investee approximately $54,000 for commissions related to sales of our products.

Concentration of credit and supply risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, investments and accounts receivable.

We depend on some single-source suppliers to provide highly specialized parts and other components, and may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these items. A change in demand for some parts by other companies in our industry could also interrupt our supply of components. For example, in March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of our integrated circuit chips using 0.35-micron technology. We have designed and implemented a new chip using 0.2-micron technology that will continue to be produced by Philips to replace all but one of the discontinued chips. We expect to design and implement an additional new chip to replace the remaining 0.35-micron chip by early 2005. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of 0.35-micron chips from Philips for our anticipated manufacturing needs until new chips have been incorporated in all of our products. We pay for these chips at the time deliveries are made to us. As of December 31, 2003, our remaining purchase commitment was approximately $3.4 million. On December 31, 2004, we are required to take possession of, and pay for, the balance of the undelivered chips. Demand for our products, however, may exceed our forecasts, in which case we would require additional 0.35-micron chips to manufacture additional products. Conversely, if demand for our products falls short of our forecasts, we may experience excess inventory of 0.35-micron chips. If our actual demand for these chips varies significantly from our forecasted demand, we may experience delays in manufacturing, lost sales, a write-down of inventory or a deterioration in gross margin.

In addition, we have transferred the production of our main circuit board to one of the world's largest electronic manufacturing services suppliers who will produce the board in their Thailand manufacturing facility. We expect his transfer to be completed in the first quarter of 2004. If, as a result of this transfer, we experience delays in the receipt of this component, a deterioration in product yields or an increase in costs, we may experience delays in manufacturing, lost sales or a deterioration in gross margin.

Revenue recognition

We recognize revenue on products and accessories when goods are shipped under an agreement with a customer, risk of loss and title have passed to the customer and collection of any resulting receivable is reasonably assured. For service contracts, revenue is recognized over the term of the contract. Sales discounts are recorded as a reduction of revenue. Deferred revenue primarily represents unearned revenue from service contracts made under agreements with customers. Our typical warranty period is one year and is included with the original purchase of our ultrasound imaging systems. However, the customer can purchase a service contract from us to extend the original warranty period or enhance its coverage. We accrue charges for related product warranty expenses based upon estimated costs to repair or replace products sold. These expenses to date have not been significant.

In connection with sales to certain specific international customers, we sometimes conclude that full collection of the related accounts receivable is not reasonably assured due to extended payment terms or the financial condition of our customer and, consequently, we do not recognize revenue or cost of revenues at the time of title transfer. In instances where collection is not reasonably assured, revenue and cost of revenue is recorded when cash is received. Additionally, in cases of nonstandard delivery and acceptance criteria, we will not recognize revenue at shipment, but rather when the delivery and acceptance criteria have been satisfied.

Our sales arrangements may contain multiple elements, which include hardware and software products. Revenue from the sale of software in these arrangements is recognized in accordance with SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition with Respect to Certain Arrangements." In general, we have vendor specific objective evidence, or VSOE, of fair value for our hardware and software products. Accordingly, for transactions that have undelivered elements for which we have VSOE of the elements, revenue equal to the total fair value of the undelivered elements is deferred and is not recognized until the element is delivered to the customer.

Research and development

Research and development costs are expensed as incurred.

Advertising costs

We expense costs for advertising and promotional activities as incurred. Advertising and promotional expenses for the years ended December 31, 2003, 2002 and 2001 were $5.0 million, $4.7 million and $4.3 million.

Income taxes

Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards arising subsequent to the Distribution Date.

Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount, if any, expected to be realized.

Stock-based compensation

At December 31, 2003, we had five stock-based employee compensation plans, which are described in Note 8. We account for those plans under the intrinsic value method in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost related to stock option grants to employees has been recognized only to the extent that the fair market value of the stock exceeds the exercise price of the stock option at the date of the grant. The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (in thousands, except per share data):

	2003	2002	2001
Net loss, as reported	$(1,784)	$ (7,731)	$(16,409)
Less: Stock-based employee compensation expense determined under fair value based method	(5,508)	(7,429)	(7,140)
Pro forma net loss	$(7,292)	$(15,160)	$(23,549)
Basic and diluted net loss per share:			
As reported	$ (0.12)	$ (0.59)	$ (1.59)
Pro forma	$ (0.51)	$ (1.16)	$ (2.29)

We account for non-employee stock-based compensation in accordance with SFAS No. 123 and FASB Emerging Issues Task Force, or EITF, Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Net loss per share

Basic and diluted net loss per share was computed by dividing the net loss by the weighted average common shares outstanding exclusive of unvested restricted shares.

As more fully described in Note 8, we have an Adjustment Plan, which includes options granted in connection with the spin-off distribution occurring on April 6, 1998. As part of this distribution, existing ATL option holders received one of our options for every six ATL options held. Outstanding Adjustment Plan options to purchase our shares, our unvested restricted shares issued by ATL and options issued by us were not included in the computations of diluted net loss per share because to do so would be antidilutive. As of December 31, 2003, outstanding Adjustment Plan options totaled 52,840 and outstanding options we issued totaled 2,866,833. As of December 31,

2002 outstanding Adjustment Plan options totaled 86,645 and outstanding options we issued totaled 2,815,101. As of December 31, 2001, outstanding Adjustment Plan options and unvested restricted shares issued by ATL through the Distribution Date totaled 115,537 and 459 and outstanding options we issued totaled 2,505,651.

The following is a reconciliation of the numerator and denominator of the basic and diluted loss per share calculations (in thousands, except loss per share):

	2003			2002			2001		
	Loss	Shares	LPS	Loss	Shares	LPS	Loss	Shares	LPS
Weighted average shares outstanding		14,335			13,075			10,301	
Weighted average unvested restricted stock		—			—			(1)	
Basic and diluted loss per share	$(1,784)	14,335	$(0.12)	$(7,731)	13,075	$(0.59)	$(16,409)	10,300	$(1.59)

Accumulated Other Comprehensive Income

Unrealized gains or losses on our available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income.

The following are the components of accumulated other comprehensive income at December 31 (in thousands):

	2003	2002
Net unrealized gain on investments	$ 101	$ 309
Cumulative translation adjustments	1,660	788
	$1,761	$1,097

Foreign currency translation

The functional currencies of our international subsidiaries are the local currency of the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses of international operations are translated at average rates of exchange prevailing during the period. Net realized and unrealized gains on currency transactions were $346,000 for the year-ended December 31, 2003 and none for the years ended December 31, 2002 and 2001.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for our 2003 fiscal year and we adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have an impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of Statement No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," with respect to determining when and how to allocate revenue from sales with multiple deliverables.

The EITF 00-21 consensus provides a framework for determining when and how to allocate revenue from sales with multiple deliverables based on a determination of whether the multiple deliverables qualify to be accounted for as separate units of accounting. The consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003 and we adopted this consensus on July 1, 2003. The adoption of this consensus did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities". Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. On October 8, 2003, the FASB deferred the implementation date for the consolidation requirements of FIN 46 as it relates to variable interest entities that existed before February 1, 2003. FIN 46 also requires companies that expect to consolidate a variable interest entity they acquired before February 1, 2003 to disclose the entity's nature, size, activities, and the company's maximum exposure to loss in financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN46R with respect to variable interest entities created before January 31, 2003, which, among other things, revised the implementation date to the fiscal year or interim period ending after March 15, 2004, except for Special Purpose Entities. The adoption of this interpretation did not have an impact on our consolidated financial statements nor do we expect that it will have a material impact on our future consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

3. Arrangements with ATL

We entered into several agreements with ATL effective as of the Distribution Date. These agreements were negotiated between our chief executive officer and the chief executive officer of ATL. Both parties considered the terms of these agreements competitive with the cost of obtaining such rights and services in arm's-length negotiations with third parties. The following is a summary of the significant agreements:

OEM Supply Agreement

During 1999 and the first half of 2000, ATL produced many of our products, including our systems and most of our transducers. During the fourth quarter of 2000, we completed the transitioning of our manufacturing operations from ATL to our own facility. This included transferring equipment, personnel and inventory. We do not expect any further payments to be made to ATL as a result of this contract.

Technology Transfer and License Agreement

We entered into a technology transfer and license agreement with ATL pursuant to which we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight.

Our license from ATL bears a royalty equivalent to a percentage of the net sales of ultrasound products under fifteen pounds that use ATL technology. Royalty payments are required through September 2007. If prior to April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors, we will be required to pay $75 million to ATL. For the years ended December 31, 2003, 2002 and 2001, we incurred a royalty expense to ATL of $2.2 million, $1.8 million and $1.3 million, which is included in cost of revenue.

4. Cash, cash equivalents and investment securities

The following table summarizes our cash, cash equivalents and investment securities at fair value (in thousands):

	As of December 31,	
	2003	2002
Cash	$ 4,147	$ 4,893
Cash equivalents:		
Money market accounts	9,536	21,488
Total cash and cash equivalents	$13,683	$26,381
Investment securities:		
Short-term	$13,094	$10,019
Long-term	$34,239	$29,421

The amortized cost, gross unrealized holding gains and losses and fair value of investment securities classified as available-for-sale securities as of December 31, 2003 were as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Short-term:				
Corporate bonds	$ 2,755	$ 4	$—	$ 2,759
US Government and agencies	10,327	9	(1)	10,335
Total short-term investments	$13,082	$13	$(1)	$13,094
Long-term:				
Asset-backed securities	$20,651	$34	$—	$20,685
Corporate bonds	1,798	6	—	1,804
US Government and agencies	11,701	49	—	11,750
Total long-term investments	$34,150	$89	$—	$34,239

The following table summarizes our realized gains and losses on investments for the years ended December 31, (in thousands):

	2003	2002	2001
Gains	$169	$ 7	$ —
Losses	(52)	(44)	(240)
Net gains (losses)	$117	$(37)	$(240)

5. Financial statement detail as of December 31,

Inventories consisted of the following (in thousands):

	2003	2002
Raw material	$ 4,479	$ 4,678
Work-in-process	48	120
Demonstration inventory	2,578	2,680
Finished goods	7,043	4,309
Total inventories	$14,148	$11,787

At December 31, 2003, and 2002, finished goods included approximately $0.2 million and $0.5 million of inventory whose title had passed to the customer and for which revenue has not yet been recognized.

Property and equipment consisted of the following (in thousands):

	2003	2002
Equipment, other than computer	$ 7,517	$ 6,260
Software	3,657	3,201
Computer equipment	3,115	2,941
Furniture and fixtures	1,391	1,286
Leasehold improvements	932	928
	16,612	14,616
Less accumulated depreciation and amortization	(11,048)	(8,524)
Total property and equipment	$ 5,564	$ 6,092

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $2.5 million, $2.6 million and $2.3 million.

Assets acquired under capital leases, included above (in thousands):

	2003	2002
Computer equipment	$ 350	$ 350
Software	47	47
	397	397
Less accumulated amortization	(397)	(387)
Total assets under capital lease	$ —	$ 10

Accrued expenses consisted of the following (in thousands):

	2003	2002
Payroll and related	$3,641	$3,320
Outside services	935	790
Warranty	381	331
Royalties	706	531
Other	840	432
Total accrued expenses	$6,503	$5,404

The warranty liability is summarized as follows (in thousands):

	Beginning of year	Charged to cost of revenue	Applied to liability	End of year
Year ended December 31, 2003	$331	$351	$(301)	$381
Year ended December 31, 2002	$281	$300	$(250)	$331

6. Investments in and receivables from affiliates

In 1999, we made an initial capital contribution of $400,000 in the form of inventory into SonoSite China Limited ("SonoSite China") for a 40% ownership interest. We accounted for this investment under the equity method of accounting. SonoSite China is currently in the process of being dissolved. As of December 31, 2003, our net investment balance in SonoSite China was zero. For the years ended December 31, 2003, 2002 and 2001, we recognized revenue from sales to SonoSite China in the amount of $0, $262,000 and $303,000.

In 2000, we invested $500,000 for a 19.9% common stock investment in a company from which we were also contracting for direct sales services. We used the equity method of accounting for this investment. In the fourth quarter of 2000, we decided to terminate our business relationship with this affiliate when we decided to discontinue the direct sales contract and hire the contractors as employees in early 2001. We then accelerated our amortization of excess acquisition cost of $475,000 to fully amortize the remaining balance in the fourth quarter of 2000 when we made this decision. We paid $1.0 million in 2001 for contract direct sales service expenses and fees to transfer their direct sales representatives to us. We paid them $3.4 million in 2000 for direct sales contract services. In 2002, we sold our ownership in the entity for a nominal amount.

In 2003, we invested $90,000 into SonoSite China Medical Limited ("SonoSite China Medical") for a 30% ownership interest. We account for this investment under the equity method of accounting. As of December 31, 2003, our net investment balance in SonoSite China Medical was approximately $4,000. For the year ended December 31, 2003, we recognized revenue from sales to SonoSite China Medical in the amount of $329,000.

7. Hedging activities

We periodically enter into foreign currency forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. We do not enter into any derivative transaction for speculative purposes. These contracts are not designated as cash flow, fair value or net investment hedges under SFAS No. 133 and therefore, are marked-to-market with changes in fair value recorded to earnings. These contracts are entered into for periods consistent with the currency transaction exposures, generally three months. Any gains and losses on the fair value of these contracts would be largely offset by losses and gains on the underlying transactions.

The currencies hedged during 2003 were the British Pound and the Euro. On December 31, 2003, we entered into foreign currency forward contracts totaling $8.7 million. All of these contracts expire on March 31, 2004 and serve as hedges of a substantial portion of our British Pound and Euro-denominated intercompany balances. The fair value of these contracts as of December 31, 2003 was nominal.

Net recognized losses from foreign currency forward contracts totaled $729,000 during 2003 and are included in other income or loss in the consolidated statements of operations. We did not enter into any derivative instruments in 2002 or 2001.

8. Shareholders' equity

Stock option plans

As of December 31, 2003, we had the following stock compensation plans: the 1998 Nonofficer Employee Stock Option Plan ("1998 NOE Plan"), the 1998 Stock Option ("1998 Plan"), the Nonemployee Director Stock Option Plan ("Director Plan"), the Management Incentive Compensation Plan ("MIC Plan"), and the Adjustment Plan. Additionally, in 2000 and 2003, we granted 95,000 options and 35,000 options outside of these plans to corporate officers, which are included within the information presented herein and contain similar provisions to our 1998 Plan. We account for stock options issued to employees under provisions of APB 25 and therefore, to the extent the fair value of the underlying stock is equal to or less than the exercise price on the measurement date, no compensation expense is recognized for employee stock option grants.

If we accounted for the costs relating to all option grants under the provisions of SFAS No. 123, our net loss would have been $7.3 million, or $0.51 per pro forma diluted share, in 2003, $15.2 million, or $1.16 per pro forma diluted share, in 2002 and $23.5 million, or $2.29 per pro forma diluted share, in 2001 (see Note 2).

Pro forma compensation expense is recognized for the fair value of each option estimated on the date of grant using the Black-Scholes multiple option pricing model. The following assumptions were used for option grants in 2003, 2002 and 2001: expected volatility of 58%, 60% and 63%; risk-free interest rates of 2.7%, 3.8% and 4.5%; expected terms of 6.5 years; and zero dividend yield.

Under the 1998 NOE Plan, 1998 Plan, MIC Plan and option grants outside our stock option plans, as of December 31, 2003, 3,092,800 total shares of common stock were authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of our common shares at the date of grant. As of December 31, 2003, 335,967 shares were available for grant under these stock option plans. In most cases, stock options issued prior to October 22, 2002 are exercisable at 25% each year over a four-year vesting period and have a ten-year term from the grant date. In October 2002, our Board of Directors approved a change in the vesting schedule for employee option grants made after October 22, 2002 so that first-time grants issued to new employees vest 25% after one year of employment and then monthly over the next three years, and grants made to employees after their first year of employment vest monthly over four years. However, provisions for 377,000 options granted in 1999 allowed for potential early vesting to occur upon the achievement of certain financial targets in 1999 and 2000. In 1999, these financial targets were met and, as a result, 188,500 options vested effective February 2000. These targets were not met in 2000 and therefore the unvested portion, 188,500 options, vest four years from their date of grant.

Under the Director Plan, as of December 31, 2003, 110,000 shares of common stock were authorized for issuance of stock options at prices equal to the fair market value of our common shares at the date of grant. At December 31, 2003, there were no shares available for grant under this Plan. Stock options are exercisable and vest in full one year following their grant date provided the optionee has continued to serve as our director. Each option expires on the earlier of ten years from the grant date or 90 days following the termination of a director's service as our director.

We also have an Adjustment Plan, which includes options granted in connection with the dividend distribution occurring on April 6, 1998. As part of this distribution, existing ATL option holders received one of our options for every six ATL options held. There was no change to the intrinsic value of the option grant, ratio of exercise price to market value, vesting provisions or option period as a result of the distribution. As of December 31, 2003,

52,840 shares of common stock were authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of our common shares at the date of grant.

Prior to the Distribution Date, we had no stock option plans specifically identified as our plans. All stock options granted through that date were part of ATL option plans.

Also as part of the distribution, restricted shares totaling zero, zero, and 459, as determined using the exchange ratio of one of our restricted shares for every three ATL restricted shares, were outstanding as of December 31, 2003, 2002 and 2001.

In 2003, we granted 10,000 options to a non-employee and, in accordance with the provisions of SFAS No. 123, calculated the fair value of the options using the Black-Scholes valuation model based on the following assumptions for the year ended December 31, 2003: expected volatility of 60%, risk-free interest rate of 4.2%, expected term of 10 years and zero dividend yield. For the year ended December 31, 2003, we recorded stock-based compensation expense related to these options of $42,000 in accordance with the accelerated methodology described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

Summary of stock option activity

The following table presents summary stock option activity for the years ended December 31 (shares presented in thousands):

	2003		2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	2,902	$15.18	2,621	$14.49	2,300	$13.50
Granted	628	$17.50	530	$16.91	725	$16.10
Exercised	(377)	$10.06	(132)	$ 7.23	(145)	$ 7.70
Cancelled	(233)	$18.31	(117)	$16.64	(259)	$13.91
Outstanding, end of year	2,920	$16.09	2,902	$15.18	2,621	$14.49
Exercisable, end of year	1,734	$15.33	1,456	$13.24	1,026	$11.78
Weighted average fair value of options granted during the period		$11.39		$11.41		$11.45

The following is a summary of stock options outstanding as of December 31, 2003 (shares presented in thousands):

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.82–$6.94	448	4.26	$ 6.84	448	$ 6.84
$6.97–$14.47	659	6.94	$12.43	355	$12.19
$14.50–$16.03	718	7.70	$15.34	335	$15.10
$16.17–$19.70	580	8.38	$18.84	268	$18.48
$19.78–$34.97	515	6.99	$26.77	328	$27.99
	2,920	7.01	$16.09	1,734	$15.33

Stock purchase rights

On April 6, 1998, we and First Chicago Trust Company of New York ("First Chicago") entered into a Rights Agreement. The Rights Agreement was subsequently amended on October 24, 2001 to reflect that EquiServe Trust Company, N.A. had succeeded First Chicago as the rights agent. The Rights Agreement has certain anti-takeover provisions, which will cause substantial dilution to a person or group that attempts to acquire us. Under the Rights Agreement, each of our shareholders has one share purchase right for each share of common stock held, with each right having an exercise price approximating our board of directors' estimate of the long-term value of one share of our common stock. The rights are triggered if an acquiror acquires, or successfully makes a tender offer for, 20% or more of our outstanding common stock. In such event, each shareholder other than the acquiror would have the right to purchase, at the exercise price, a number of newly issued shares of our capital stock at a 50% discount. If the acquiror were to acquire 50% or more of our assets or earning power, each shareholder would have the right to purchase, at the exercise price, a number of shares of acquiror's stock at a 50% discount. Our board of directors may redeem the rights at a nominal cost at any time before a person acquires 20% or more of our outstanding common stock, which allows board-approved transactions to proceed. In addition, our board of directors may exchange all or part of the rights (other than rights held by the acquiror) for such number of shares of our common stock equal in value to the exercise price. Such an exchange produces the desired dilution without actually requiring our shareholders to purchase shares.

Warrants

In 1999, we issued 15,000 warrants to non-employee consultants in connection with marketing work performed. These warrants had exercise prices of $11.44 and vested one year from their date of grant. During 2000, all these warrants were exercised through a cashless exercise, which resulted in the issuance of 8,877 shares of common stock. As of December 31, 2003, no warrants were outstanding.

9. Financing

In May 2002, we sold 2,700,000 shares of common stock at a price of $17.25 per share. Net proceeds from this sale were $42.6 million. In August 2001, we sold 1,666,667 shares of common stock at a price of $15.00 per share to selected institutional and other accredited investors. Net proceeds from this private placement were $23.1 million.

10. Income taxes

For income tax purposes, our results through the Distribution Date were included in the consolidated federal income tax return of ATL and, accordingly, the net operating loss generated prior to the Distribution Date is not available to us for use in periods subsequent to the Distribution Date. During the period from the Distribution Date through December 31, 2003, we accumulated domestic net operating loss carryforwards of approximately $65.2 million, foreign net operating loss carryforwards of approximately $8.9 million and research and experimentation tax credit carryforwards of approximately $2.5 million. These carryforwards begin expiring in 2018 and will be fully expired in 2023. Approximately $8.9 million of the domestic net operating loss carryforwards result from stock option deductions which, when and if realized, would result in a credit to shareholders' equity.

Because we have incurred losses since inception, a valuation allowance entirely offsetting deferred tax assets has been established, thereby eliminating any deferred tax benefit. The increase in the valuation allowance of $0.2 million in 2003, $2.1 million in 2002, and $6.9 million in 2001 is primarily the result of increasing net operating loss carryforwards. Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of our net operating loss and tax credit carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50%. Such determination could limit the utilization of net operating loss and tax credit carryforwards.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Domestic net operating loss carryforwards	$ 22,065	$ 23,327
Foreign net operating loss carryforwards	3,011	1,350
Research and experimentation tax credit carryforwards	2,517	2,430
Capital loss carryforwards	88	166
Allowances and accruals not recognized for tax purposes	649	549
Other	494	584
Gross deferred tax assets	28,824	28,406
Valuation allowance	(28,634)	(28,390)
	190	16
Deferred tax liabilities:		
Depreciation	(190)	(16)
Net deferred tax assets	$ —	$ —

11. Employee Benefit Plan

401(k) Retirement Savings Plan

All our employees in the United States are eligible to participate in our 401(k) Plan. Terms of the 401(k) Plan permit an employee to contribute up to a maximum of 16% of an employee's annual compensation on a post-tax or pre-tax basis, up to the maximum permissible by the Internal Revenue Service (IRS) during any plan year. We match each employee's contribution in increments equivalent to 100% for the first 3% and 50% for the second 3% of the employee's contribution percentage. In 2003, 2002 and 2001, we contributed $859,000, $802,000 and $540,000 in matching contributions to the 401(k) Plan in accordance with the plan's terms. Employees immediately vest in the contributions the employee makes. Vesting in our contribution on behalf of the employee occurs at equal increments at the end of each year of the first five years of an employee's service with us.

12. Commitments and contingencies

Indemnification Obligations and Guarantees

We apply the disclosure provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to our agreements that contain guarantee or indemnification clauses. We provide (i) indemnifications of varying scope and size to our customers and distributors against claims of intellectual property infringement made by third parties arising from the use of our products; (ii) indemnifications of varying scope and size to our customers against third party claims arising as a result of defects in our products; (iii) indemnifications of varying scope and size to consultants against third party claims arising from the services they provide to us; and (iv) guarantees to support obligations of some of our subsidiaries such as lease payments. These indemnifications and guarantees give rise only to the disclosure provisions of FIN 45.

To date, we have not incurred material costs as a result of these obligations and do not expect to incur material costs in the future. Accordingly, we have not accrued any liabilities in our financial statements related to these indemnifications or guarantees.

Operating leases

We currently lease office and manufacturing space under operating leases. As of December 31, 2003, future minimum lease payments are as follows (in thousands):

2004	$1,513
2005	1,524
2006	1,426
2007	815
2008	241
Thereafter	944
	$6,463

Rent expense for the years ended December 31, 2003, 2002, and 2001 was $1.4 million, $1.1 million and $1.0 million.

Capital lease obligations

We entered into certain long-term obligations to finance the purchase of capital equipment as part of our normal business operations. Original terms of the obligations range from 18 to 48 months and have imputed interest rates ranging between 10% and 15%. Obligations are secured by underlying assets. The following is a summary of the capital lease obligations and the related future minimum payments as of December 31, 2003 (in thousands):

Total lease payments due in 2004	$92
Less amount representing interest	(4)
Present value of net minimum capital lease payments—current	$88

Other commitments

As part of our agreements with our suppliers, suppliers may procure resources and material expected to be used for the manufacture of our product in accordance with our production schedule provided to them. In the event these items are not used in the quantities submitted as part of the production schedule or material becomes obsolete as a result of production timing, material changes or design changes, we may be responsible for compensating our suppliers for these procurements. As of December 31, 2003, these commitments were not significant.

As part of obtaining our lease for our current facility, we were required to deposit approximately $350,000, representing restricted cash with our bank. Also, we were required to maintain a deposit of approximately $310,000 with our bank in the United Kingdom as security for payment of customs and duties charges. Both amounts are included in other long-term assets.

In the United States, we have complemented our direct sales efforts by entering into group purchasing agreements with major healthcare group purchasing organizations, or GPOs. Typically, a GPO negotiates with medical suppliers, such as us, on behalf of the GPO's member healthcare facilities, providing such members with uniform pricing and terms and conditions. In exchange, the GPO identifies us as a preferred supplier for its members. Member facilities participating in the GPO's purchasing program can consist of hospitals, medical group practices, nursing homes, surgery centers, managed care organizations, long term care facilities, clinics and integrated delivery networks. Currently, we have GPO supply agreements with AmeriNet, Inc., Novation, LLC, Premier, Inc., Broadlane, Inc. (includes Kaiser Permanente, Tenet Healthcare and others) and Consorta, Inc. We recorded sales and marketing expenses related to these agreements in the amounts of approximately $568,000 in 2003, $512,000 in 2002 and $236,000 in 2001.

Contingencies

We have obtained approval from the U.S. Food and Drug Administration ("FDA") to sell and distribute our product domestically. However, we cannot assure you that the FDA will approve future product submissions by us. Additionally, international sales and distribution are dependent upon our obtaining approval of certain foreign regulatory agencies. We have obtained approval from many of these agencies; however, we cannot assure you that we will obtain approval from other foreign regulatory agencies from which we seek approval in the future, on a timely basis, or if at all.

On July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180 PLUS, SonoHeart and SonoHeart PLUS devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino has filed a summary judgment motion based on its allegations of infringement.

We also have asked the Texas court to stay proceedings in Neutrino's suit filed in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of our products by such distributor infringes the '021 patent, and to enjoin Neutrino from filing similar suits against other sellers of SonoSite products. Neutrino had previously filed such a suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. That Tennessee case has been dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Tennessee judgment has no effect on the Texas proceedings. In the Florida action, we have filed a motion to stay the proceedings in the Florida court pending a final resolution of the patent suit in Texas. We have also filed a motion to strike certain counts of Neutrino's complaint.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to modify or discontinue selling our products or may enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2003, 2002 and 2001.

We do not consider a negative litigation outcome to be probable and have not accrued any amounts for potential losses related to these proceedings. Because of uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to its pending litigation. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

13. Segment reporting

We currently have one reporting segment. We market our products in the United States and internationally through our direct sales force and our indirect distribution channels. Our chief operating decision maker evaluates resource allocation decisions and our performance based upon revenue recorded in geographic regions and does not receive financial information about expense allocation on a disaggregated basis. Geographic regions are determined by the shipping destination. Revenue by geographic location for the years ended December 31 is as follows (in thousands):

	2003	2002	2001
United States	$52,369	$42,586	$23,824
Europe, Africa and the Middle East	21,327	14,849	9,088
Japan	1,622	7,464	7,768
Other Asia (a)	4,367	4,468	2,079
Canada, Australia, South America and Latin America	5,085	3,668	2,936
Total revenue	$84,770	$73,035	$45,695

(a) Other Asia includes primarily China, Taiwan, India and Korea.

Long-lived assets, excluding financial instruments, by geographic location as of December 31 are as follows (in thousands):

	2003	2002	2001
Long-lived assets:			
United States	$5,374	$5,889	$5,581
International	520	315	117
Total long-lived assets	$5,894	$6,204	$5,698

Net assets of our international operations were approximately $17.4 million and $10.0 million at December 31, 2003 and 2002.

14. Quarterly results—unaudited

	For the three months ended,			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2003:				
Revenue	$17,158	$20,120	$20,225	$27,267
Cost of revenue	6,367	7,494	7,391	9,666
Gross margin	10,791	12,626	12,834	17,601
Operating expenses	13,728	14,232	13,415	15,593
Other income	373	309	420	230
Net income (loss)	$(2,564)	$(1,297)	$ (161)	$ 2,238
Basic net income (loss) per share	$ (0.18)	$ (0.09)	$ (0.01)	$ 0.15
Diluted net income (loss) per share	$ (0.18)	$ (0.09)	$ (0.01)	$ 0.15
Shares used in computation of basic net income (loss) per share	14,206	14,268	14,391	14,470
Shares used in computation of diluted net income (loss) per share	14,206	14,268	14,391	15,250
2002:				
Revenue	$12,843	$16,600	$18,468	$25,124
Cost of revenue	5,395	6,944	7,485	9,976
Gross margin	7,448	9,656	10,983	15,148
Operating expenses	11,104	12,264	13,770	14,526
Other income (loss)	(15)	118	348	247
Net income (loss)	$(3,671)	$(2,490)	$(2,439)	$ 869
Basic net income (loss) per share	$ (0.32)	$ (0.20)	$ (0.17)	$ 0.06
Diluted net income (loss) per share	$ (0.32)	$ (0.20)	$ (0.17)	$ 0.06
Shares used in computation of basic net income (loss) per share	11,372	12,623	14,087	14,177
Shares used in computation of diluted net income (loss) per share	11,372	12,623	14,087	14,573

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary (which are of a normal and recurring nature) for a fair presentation of the results for the interim period presented.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is accumulated and communicated to management, including our principal executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2003, and they have concluded that our disclosure controls and procedures were effective.

Changes in internal controls

There were no significant changes in SonoSite's internal controls over financial reporting or, to SonoSite's knowledge, in other factors that could significantly affect SonoSite's disclosure controls and procedures during the quarter ended December 31, 2003.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is included in our proxy statement for our 2004 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the headings "Election of Directors" and "Executive Officers." We will file the proxy statement within 120 days of December 31, 2003.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is included in our proxy statement for our 2004 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Executive Compensation." We will file the proxy statement within 120 days of December 31, 2003.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is included in our proxy statement for our 2004 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Security Ownership of Certain Beneficial Owners and Management." We will file the proxy statement within 120 days of December 31, 2003.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is included in our proxy statement for our 2004 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Certain Relationships and Related Transactions." We will file the proxy statement within 120 days of December 31, 2003.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is included in our proxy statement for our 2004 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Fee Disclosures." We will file the proxy statement within 120 days of December 31, 2003.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

(1) Financial Statements—See "Index to Financial Statements" under Item 8 of this Report.

(2) Financial Statement Schedule.

Schedule II

Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to general and administrative expense	Deductions	Balance at end of year
	(in thousands)			
Year ended December 31, 2003:				
Allowance for doubtful accounts	$ 832	$141	$ 40	$ 933
Year ended December 31, 2002:				
Allowance for doubtful accounts	$1,034	$412	$614	$ 832
Year ended December 31, 2001:				
Allowance for doubtful accounts	$ 723	$486	$175	$1,034

(3) Exhibits.

Exhibit No.	Description
3.1(A)	Restated Articles of Incorporation of the registrant (exhibit 3.1)
3.3(E)	Amended and Restated Bylaws of the registrant (exhibit 3.1)
4.1(A)	Rights Agreement between First Chicago Trust Company and the registrant, dated April 6, 1998 (exhibit 4.1)
4.2(E)	Amendment to Rights Agreement, dated August 8, 2001 (exhibit 4.2)
4.3(F)	Amendment to Rights Agreement, dated October 24, 2001 (exhibit 4.3)
4.4(I)	Amendment to Rights Agreement, dated August 25, 2003 (exhibit 4.1)
10.1(G)	1998 Stock Option, as amended and restated (exhibit 10.1)
10.2(A)	Terms of Stock Option Grant Program for Nonemployee Directors under the SonoSite, Inc. 1998 Stock Option Plan (exhibit 10.2)
10.3(H)	1998 Nonofficer Employee Stock Option Plan, as amended and restated (exhibit 10.1)
10.4(E)	Nonemployee Director Stock Option Plan, as amended and restated (exhibit 10.3)
10.5(C)	Management Incentive Compensation Plan (exhibit 10.5)
10.6(B)	Adjustment Plan (exhibit 10.6)
10.7(A)	Form of Senior Management Employment Agreement between the registrant and each of Kevin M. Goodwin, Michael J. Schuh and Bradley G. Garrett (exhibit 10.7)
10.8(A)	Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, effective as of April 6, 1998, as amended (exhibit 10.9)

Exhibit No.	Description
10.9(F)	Third Amendment to Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, dated as of March 10, 2000 (exhibit 10.9)
10.10(D)	Lease Agreement between Riggs & Company, a division of Riggs Bank N.A., and the registrant, dated December 28, 1999 (exhibit 10.14)
10.11(D)*	Distribution Agreement between Olympus Optical Co. Ltd. and the registrant, dated August 1, 1999 (exhibit 10.15)
10.12(F)	Assignment of Distribution Agreement by and among Olympus Optical Co., Ltd., Olympus Promarketing, Inc. and the registrant, effective September 18, 2001 (exhibit 10.12)
10.13(J)	Option Notice Agreement, dated July 17, 2000, between the registrant and Daniel Walton (exhibit 99.1)
10.14(J)	Option Notice Agreement, dated July 24, 2000, between the registrant and Michael J. Shuh (exhibit 99.2)
10.15(K)	Option Notice Agreement, dated September 11, 2003, between the registrant and Henry (Skip) Krause (exhibit 99.1)
10.16(K)	Option Notice Agreement, dated September 22, 2003, between the registrant and Marla Koreis (exhibit 99.2)
21.1†	Subsidiaries of the registrant
23.1†	Consent of KPMG LLP, independent auditors
24.1†	Power of attorney (contained on signature page)
31.1†	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
32.2†	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

† Filed herewith.

* Confidential treatment requested.

(A) Incorporated by reference to the designated exhibit included in SonoSite's Registration Statement on Form S-1 (Registration No. 333-74157) filed on October 3, 1999.

(B) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10 (SEC File No. 000-23791) filed on March 19, 1998.

(C) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1998 (SEC File No. 000-23791) filed on March 22, 1999.

(D) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1999 (SEC File No. 000-23791) filed on March 30, 2000.

(E) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 000-23791) filed on November 13, 2001.

(F) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 2001 (SEC File No. 000-23791) filed on February 22, 2002.

(G) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 000-23791) filed on May 13, 2002.

(H) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 000-23791) filed on August 13, 2002.

(I) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 8-K (SEC File No. 000-23791) filed on August 26, 2003.

(J) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 333-51820) filed on December 14, 2000.

(K) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 110913) filed on December 4, 2003.

(b) Reports on Form 8-K

On October 14, 2003, we furnished a Current Report on Form 8-K, dated October 13, 2003, (a) furnishing under Item 12 thereof certain preliminary results of our operations for the quarter ended September 30, 2003 and (b) furnishing as exhibits under Item 7 thereof the related press release dated October 13, 2003.

On October 16, 2003, we furnished a Current Report on Form 8-K, dated October 14, 2003, (a) reporting under Item 12 thereof that a conference call was held on October 14, 2003 announcing certain preliminary results of our operations for the quarter ended September 30, 2003 and (b) furnishing as exhibits under Item 7 thereof the related transcript for the conference call and the related transcript of the question and answer session from the conference call.

On October 30, 2003, we furnished a Current Report on Form 8-K, dated October 30, 2003, (a) furnishing under Item 12 thereof the results of our operations for the quarter ended September 30, 2003 and (b) furnishing as exhibits under Item 7 thereof the related press release dated October 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONOSITE, INC.

By: /s/ Michael J. Schuh

Michael J. Schuh
Vice President-Finance, Chief Financial Officer, and Treasurer

Date: March 12, 2004

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Kevin M. Goodwin and Michael J. Schuh, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated below on the 12th day of March 2004.

/s/ Kirby L. Cramer Kirby L. Cramer	Chairman of the Board
/s/ Kevin M. Goodwin Kevin M. Goodwin	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Michael J. Schuh Michael J. Schuh	Vice President-Finance, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)
/s/ Edward V. Fritzky Edward V. Fritzky	Director
/s/ Steven R. Goldstein, M.D. Steven R. Goldstein, M.D.	Director
/s/ Robert G. Hauser, M.D. Robert G. Hauser, M.D.	Director
/s/ William G. Parzybok, Jr. William G. Parzybok, Jr.	Director
/s/ Jeffrey Pfeffer, Ph.D. Jeffrey Pfeffer, Ph.D.	Director
/s/ Richard S. Schneider, Ph.D. Richard S. Schneider, Ph.D.	Director
/s/ Jacques Souquet, Ph.D. Jacques Souquet, Ph.D.	Director

INDEX TO EXHIBITS

Exhibit No.	Description
3.1(A)	Restated Articles of Incorporation of the registrant (exhibit 3.1)
3.3(E)	Amended and Restated Bylaws of the registrant (exhibit 3.1)
4.1(A)	Rights Agreement between First Chicago Trust Company and the registrant, dated April 6, 1998 (exhibit 4.1)
4.2(E)	Amendment to Rights Agreement, dated August 8, 2001 (exhibit 4.2)
4.3(F)	Amendment to Rights Agreement, dated October 24, 2001 (exhibit 4.3)
4.4(I)	Amendment to Rights Agreement, dated August 25, 2003 (exhibit 4.1)
10.1(G)	1998 Stock Option, as amended and restated (exhibit 10.1)
10.2(A)	Terms of Stock Option Grant Program for Nonemployee Directors under the SonoSite, Inc. 1998 Stock Option Plan (exhibit 10.2)
10.3(H)	1998 Nonofficer Employee Stock Option Plan, as amended and restated (exhibit 10.1)
10.4(E)	Nonemployee Director Stock Option Plan, as amended and restated (exhibit 10.3)
10.5(C)	Management Incentive Compensation Plan (exhibit 10.5)
10.6(B)	Adjustment Plan (exhibit 10.6)
10.7(A)	Form of Senior Management Employment Agreement between the registrant and each of Kevin M. Goodwin, Michael J. Schuh and Bradley G. Garrett (exhibit 10.7)
10.8(A)	Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, effective as of April 6, 1998, as amended (exhibit 10.9)
10.9(F)	Third Amendment to Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, dated as of March 10, 2000 (exhibit 10.9)
10.10(D)	Lease Agreement between Riggs & Company, a division of Riggs Bank N.A., and the registrant, dated December 28, 1999 (exhibit 10.14)
10.11(D)*	Distribution Agreement between Olympus Optical Co. Ltd. and the registrant, dated August 1, 1999 (exhibit 10.15)
10.12(F)	Assignment of Distribution Agreement by and among Olympus Optical Co., Ltd., Olympus Promarketing, Inc. and the registrant, dated effective October 5September 18, 2001 (exhibit 10.12)
10.13(J)	Option Notice Agreement, dated July 17, 2000, between the registrant and Daniel Walton (exhibit 99.1)
10.14(J)	Option Notice Agreement, dated July 24, 2000, between the registrant and Michael J. Shuh (exhibit 99.2)
10.15(K)	Option Notice Agreement, dated September 11, 2003, between the registrant and Henry (Skip) Krause (exhibit 99.1)
10.16(K)	Option Notice Agreement, dated September 22, 2003, between the registrant and Marla Koreis (exhibit 99.2)
21.1†	Subsidiaries of the registrant
23.1†	Consent of KPMG LLP, independent auditors
24.1†	Power of attorney (contained on signature page)

Exhibit No.	Description
31.1†	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
32.2†	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

† Filed herewith.

* Confidential treatment requested.

(A) Incorporated by reference to the designated exhibit included in SonoSite's Registration Statement on Form S-1 (Registration No. 333-714157) filed on October 3, 1999.

(B) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10 (SEC File No. 000-23791) filed on March 19, 1998.

(C) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1998 (SEC File No. 000-23791) filed on March 22, 1999.

(D) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1999 (SEC File No. 000-23791) filed on March 30, 2000.

(E) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 000-23791) filed on November 13, 2001.

(F) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 2001 (SEC File No. 000-23791) filed on February 22, 2002.

(G) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 000-23791) filed on May 13, 2002.

(H) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 000-23791) filed on August 13, 2002.

(I) Incorporated by reference to the Exhibit 4.1designated exhibit included in SonoSite's report on Form 8-K filed on August 26, 2003 (SEC File No. 000-23791) filed on August 26, 2003.

(J) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 333-51820) filed on December 14, 2000.

(K) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 110913) filed on December 4, 2003.

EXHIBIT 23.1

Consent of KPMG LLP, Independent Auditors

The Board of Directors,
SonoSite, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-97973, 333-89518, 333-51820, 333-82739, 333-49401, 333-74833, 333-60112 and 333-110913) on Form S-8 and registration statements (Nos. 333-68610, 333-91083 and 333-83278) on Form S-3 of SonoSite, Inc. of our report dated February 6, 2004, with respect to the consolidated balance sheets of SonoSite, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and shareholders' equity and comprehensive loss for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 10-K of SonoSite, Inc.

/s/ KPMG LLP

Seattle, Washington
March 11, 2004

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin M. Goodwin, certify that:

1. I have reviewed this annual report on Form 10-K of SonoSite, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ KEVIN M. GOODWIN

Kevin M. Goodwin

President and Chief Executive Officer

(Principal Executive Officer)

March 12, 2004

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Schuh, certify that:

1. I have reviewed this annual report on Form 10-K of SonoSite, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   - (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   - (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   - (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   - (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   - (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL J. SCHUH

Michael J. Schuh

Vice President-Finance,

Chief Financial Officer and Treasurer

(Principal Financial Officer)

March 12, 2004

EXHIBIT 32.1

SECTION 906 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2003, I, Kevin M. Goodwin, Chief Executive Officer of SonoSite, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2003, fairly presents, in all material respects, the financial condition and results of operations of SonoSite, Inc.

/S/ KEVIN M. GOODWIN

Kevin M. Goodwin
President and Chief Executive Officer
(Principal Executive Officer)

March 12, 2004

EXHIBIT 32.2

SECTION 906 CERTIFICATION OF
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2003, I, Michael J. Schuh, Chief Financial Officer of SonoSite, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2003, fairly presents, in all material respects, the financial condition and results of operations of SonoSite, Inc.

/S/ MICHAEL J. SCHUH
Michael J. Schuh
Vice President-Finance, Chief Financial Officer
and Treasurer
(Principal Financial Officer)

March 12, 2004

(This page intentionally left blank.)

Corporate Information

Board of Directors

Kirby L. Cramer, Chairman (Non-Executive)
Chairman Emeritus and Former Chief Executive Officer, Hazleton Laboratories

Kevin M. Goodwin
President and Chief Executive Officer, SonoSite, Inc.

Edward V. Fritzky
Retired Chairman and Chief Executive Officer, Immunex Corp.

Steven R. Goldstein, M.D.
Director of Gynecological Ultrasound
Department of Obstetrics and Gynecology
New York University Medical Center

Robert G. Hauser, M.D., F.A.C.C.
President Cardiovascular Services Division
Abbot Northwestern Hospital

William G. Parzybok, Jr.
Former Chief Executive Officer, Fluke Corp.

Jeffrey Pfeffer, Ph.D.
Thomas D. Dee II Professor of Organizational Behavior
Graduate School of Business, Stanford University

Richard S. Schneider, Ph.D.
Former General Partner, Domain Associates

Jacques Souquet, Ph.D.
Former Chief Technology Officer, Philips Medical Systems

Executive Management

Kevin M. Goodwin
President and Chief Executive Officer

Michael J. Schuh
Chief Financial Officer

Bradley G. Garrett
Chief Operating Officer

Graham Cox
Vice President, European Sales

Ronald S. Dickson
Chief Business Development Officer, U.S. Government

David H. Gusdorf
Vice President and General Manager, Japan

Juin-Jet Hwang, Ph.D.
Chief Technology Officer

Marla R. Koreis
Vice President, Human Resources

Henry (Skip) A. Krause
Vice President and General Manager, International Sales

Blake W. Little
Vice President, Engineering

Kathy Surace-Smith
Vice President, General Counsel and Secretary

Daniel S. Walton
Vice President and General Manager, The Americas

David G. Willis
Vice President, Product and Channel Management

Legal Counsel

Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900, Seattle, WA 98104

Independent Auditors

KPMG LLP
801 Second Avenue, Suite 900, Seattle, WA 98104

Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43069, Providence, RI 02940-3069
1-800-446-2617
Hearing Impaired (TDD): 1-800-952-9245
www.equiserve.com

Annual Meeting

8 a.m., Tuesday, April 27, 2004
SonoSite Headquarters
21919 30th Drive SE, Bothell, WA 98021-3904

Directions to SonoSite are available on SonoSite's website by clicking on the link at the bottom of the homepage.

Investor Relations

SonoSite, Inc.
21919 30th Drive SE, Bothell, WA 98021-3904
425-951-1333

SonoSite news releases are available via BusinessWire. To receive SonoSite news releases by Email, call 425-951-1333, or access news releases on SonoSite's website by clicking on "investors" on the homepage.

NASDAQ: SONO

SonoSite

WORLDWIDE HEADQUARTERS

SonoSite, Inc.
21919 30th Drive SE
Bothell, WA 98021-3904
Telephone: (425) 951-1200
Toll Free: (877) 657-8050
Fax: (425) 951-1201
Email: admin@sonosite.com
www.sonosite.com

EUROPEAN HEADQUARTERS

SonoSite Ltd
Alexander House, 40A Wilbury Way
Hitchin, Herts SG4 0AP
United Kingdom
Telephone: +44 (0)1462 444800
Fax: +44 (0)1462 444801
Email: europe@sonosite.com